The Advisory Board Company

2012 Annual Report










COMMUNITY
IMPACT

THE ADVISORY BOARD COMPANY is a global research, technology, and consulting firm focused on the health care and higher education industries.

We partner with executives and their teams through a unique membership model and serve a network of over 3,700 organizations.

When faced with their toughest challenges, executives turn to us for strategic guidance and performance improvement solutions.

Contents

We serve hospitals, health systems, and universities in addressing their most pressing challenges. We help these organizations deliver on their higher calling: to provide superior patient care and education to their communities.

Our Financials

Annual Revenues

In Millions



$209.4
$222.8
$232.6
$283.4
$370.3
'08
'09
'10
'11
'12

Contract Value per Member

In Thousands



$81.3
$80.4
$86.9
$95.7
$106.9
'08
'09
'10
'11
'12

Adjusted Earnings per Diluted Share[1,2]



$2.16
$1.88
$1.69
$1.70
$2.27
'08
'09
'10
'11
'12

Cash Flow from Operations

In Millions



$60.3
$39.7
$46.7
$50.5
$92.8
'08
'09
'10
'11
'12

[1] Adjusted results are not presented in accordance with accounting principles generally accepted in the United States (GAAP). See page 19 for a reconciliation of GAAP to adjusted results.

[2] Adjusted Earnings per Diluted Share results have not been restated to reflect the impact of the Company's two-for-one stock split completed on June 18, 2012.



Robert Musslewhite
Chief Executive Officer

To Our Shareholders,

It is my privilege to report record performance in Fiscal 2012 from The Advisory Board Company. As our members across health care and higher education faced a year of accelerated change and complexity, we kept pace alongside them, innovating and expanding our research, software, and management services offerings to meet their growing needs. We are gratified that these institutions turn to us more than ever as their partner of choice to help them address unprecedented challenges.

The theme that stands out across Fiscal 2012 is the virtuous cycle of growth that benefits our members, our shareholders, and our employees. As our members make the transformation that the times and the market demand, they turn to us as the preeminent solution provider in their industries. Based on the high impact of our incomparable service, product array, and value delivery, they further expand their relationships with us, resulting in increased contract value and revenue for the firm. Our 92% renewal rate, the highest in our history, and 31% growth in contract value over last year testify to the confidence members place in us. We respond by partnering with them in deeper and more comprehensive ways, innovating and expanding the scope and value of our services. We now offer 53 distinct programs, deeply connecting us to our 3,726 member institutions and creating a strong and scalable platform for future expansion. In turn, our solid balance sheet and strong cash position allow us to invest further in future growth and return cash to shareholders through share repurchases. In this environment, our talented staff enjoy extraordinary professional advancement and the opportunity to make an impact on health care and higher education.

Expanding Our Service to Members

Hospital and health system executives face rapid changes to their payment structure from every angle—Medicare, Medicaid, commercial payers, employers, and patients—requiring a near-complete transformation of the care delivery enterprise. Driving increased volume to the hospital is no longer sufficient; financial viability now requires increasingly strong performance against measures of value, such as quality and outcomes, and each institution must invest in new capabilities to support the transition. Higher education leaders are under regulatory and parental pressure for accountability on student debt and degree completion. In addition, disruptive new models of online education are having radical impacts on costs, learning outcomes measurement, and student recruitment, while the emerging dominance of nontraditional students forces schools to reinvent recruiting, instruction, and services. With these enormously complex challenges in health care and higher education, organizations need support at every level, and last year we served over 150,000 executives and staff representing over 3,700 institutions.

Number of Industry Leaders We Serve

150,000+

As trusted advisor to these executives and industries, we continually invest to offer the most in-depth and comprehensive solutions to the problems they face: world-class research and insights on proven best practices, cutting-edge cloud-based software applications, unique analytics, and dedicated management support for critical endeavors such as physician cost and quality performance, population health management, physician practice management, and clinical integration. The value and impact of our work has never been higher, and across the year there were hundreds of examples of our programs delivering significant returns to members. Here are just a few illustrations:

- Crimson Continuum of Care was adopted by a 186-bed hospital to change physician practice patterns using Crimson data and best practices. In the first year, the institution realized $2.1 million in adjusted annual cost savings, a reduction of 2.09 days in average length of stay, and a 7.3% reduction in readmissions.
- Using our Payment Navigation Compass technology, a 380-bed health system realized a 33% increase in point-of-service (POS) collections for a gain of $1.1 million in its first year of partnering with us. The system has since expanded its use of the tool to other areas and is on track to continue to exceed its historical collection totals as it employs our POS solution exclusively for all front-end revenue cycle management needs.
- Our Southwind division was retained by a 600-bed not-for-profit health care system to manage all financial and operational components of its 150-physician enterprise. We made actionable recommendations for maximizing operational performance, focused on both stability under today's payment models and success under future payment structures. In this process, Southwind identified a multimillion-dollar savings opportunity. Through the Southwind-led improvement initiative, this member achieved a $5.5 million total improvement in the first year and is on track to reach another $11.2 million improvement in the initiative's second year.
- Our flagship research membership, the Health Care Advisory Board, deployed its suite of tools to analyze data from nearly 50 hospitals in a multi-state health system to quantify the system's long-term revenue and cost challenges. We provided a customized solution that identified margin enhancements in cost control, revenue capture, capacity management, and case mix management collectively worth more than $23 million annually over the next 10 years.

It is gratifying to be able to deliver this kind of deep and lasting value to our members, and, as evidenced by our financial results, our members have responded with increased reliance on our products and services.

Our Highest Renewal Rate Ever

92%

Record Growth and Financial Performance

Our primary measure of the value we deliver and the confidence members place in us is our institutional renewal rate; this topped 92% in 2012 and stands as the highest rate in our history. In addition, this year's record cross-sell performance and migration to longer contract times (from one-year to three-year contracts) are allowing us to demonstrate the full value and power of our work. For example, many members engaging in our work on Transforming the Clinical Enterprise also signed on to our Southwind Practice Management and Clinical Integration services. Crimson Continuum of Care members joined our new Crimson Market Advantage program. CFOs, many of whom participate in our Financial Leadership Council membership program, expanded their work with us to include Payment Navigation Compass and Payment Integrity Compass to help address new contracting structures. As a result of this strong renewal and cross-sell performance, our software memberships now comprise 50% of company contract value, with over 2,200 memberships across more than 1,300 members.

Our Average Contract Value per Member

$106,900

These factors allowed us to achieve record results, with annual contract value growth of 31%, revenue growth of 31%, and contract value per member of $106,901. Accelerated revenue growth was accompanied by an even larger jump in the bottom line, reflecting the scalability inherent in our primarily fixed-cost programs. Both our Adjusted EBITDA of $70.3 million, a 49% increase over last year, and our non-GAAP EPS of $2.27, up 34% from last year, are the best in our history. Our cash flow was extremely strong as usual, coming in at over two times adjusted net income. This robust financial performance enables us to continue making important investments to drive future growth while still maintaining a strong balance sheet, with $188 million in cash and marketable securities and no debt. Our model continues to provide very strong visibility, and we project continued rapid growth and margin expansion, as well as strong cash flow performance, across calendar year 2012.

Number of Member Institutions We Serve

3,726

+450 from 2011

Investing to Support Scale and Growth

With rapid growth comes the imperative to strengthen the organization, and we view such internal investments as positive enhancements to our operations and building blocks for future scalability. We expanded to a total of 8 offices worldwide, supporting a talent base of 1,800 people serving members in 28 countries. To enhance productivity and support for this diverse employee and member base, we invested in IT infrastructure and moved forward on unified data acquisition and management capabilities across the company.

Our sales and marketing leaders added 10 new sales teams and continued to invest in our relationship management capabilities, expanding our talented pool of sales and account management executives and pursuing new sales models that rely more than ever on institutional knowledge and relationships. Implementation of Salesforce.com continued to progress well, allowing easier access to information about our members. We also opened entirely new channels for our products and services, with the unveiling of our new logo and branding, our user-friendly and searchable website, and our expanded PR outreach.

Number of Countries We Serve

28



Investing in New Products and Services

In addition to investing to drive scale, we continued to make investments in future growth. In Fiscal 2012, we launched four new programs and fortified products introduced in the prior year. Since we invest in new product activity ahead of accrual revenue, products bring negative contribution during their first 18 to 24 months, but in each case we project strong growth and eventual profitability as we add more and more members over our primarily fixed-cost base.

We developed two new products on our Crimson platform, leveraging key intellectual property and expertise across our portfolio of physician products: the Crimson Practice Management Program provides actionable data to enhance the performance of physician practices and maximize their total health system contribution, while Crimson Market Advantage arms hospital executives with the technology, expertise, and support to improve their physician outreach and referrals.

User Sessions of Our Software Tools Annually

1.1 Million

We also announced two new research programs, one in higher education and one in health care. The Continuing and Online Education Forum, our fifth program serving higher education, provides best practice research, peer networking, and benchmarking tools to help university leaders balance the revenue potential of continuing and online instruction with concerns about quality and volatility of demand. Our new Physician Practice Roundtable equips independent physician organizations with the strategic insights and practical tools needed to evaluate their clinical, operational, and financial performance as they ready their organizations for success under value-based payment. Each of our new programs is off to a strong start.

US Inpatient Admissions Flowing Through Our Tools

45%



This year we also continued to make selective acquisitions of important capabilities that support our organic growth strategy. We acquired Pivot Health, the leader in long-term physician practice management services, to supplement Southwind's expertise in interim physician practice management and enable us to extend those services to more permanent and recurring relationships. We also co-founded a separate company, Evolent Health, with the University of Pittsburgh Medical Center (UPMC) in anticipation of the shift to value-based care. Evolent Health offers a managed service solution for health systems interested in building population management capabilities and branded health plans. With UPMC Health Plan's years of investment in care management technology and its highly differentiated provider-focused approach to health plan operation, we expect Evolent Health to become the leading managed service provider to health systems seeking to take on population risk.

Looking ahead at Fiscal 2013, we will stay at the cutting edge of our members' concerns, evolving our current research and programs to address their most pressing issues and launching four to five new programs from our current pipeline of over 25 new programs in development. Additionally, our business development team will continue to evaluate appropriate ways to supplement our organic growth strategy with selective acquisitions.

Size of Our Staff Worldwide



2008
910
2012
1,853

Investing in Our Talent

Most importantly, I am extremely proud that our rapid growth allows us to attract, retain, and engage exceptional talent and create tremendous opportunities inside the firm for new roles, expanded responsibilities, and steep development curves. Over the last year, we hired a record number of staff at all levels of the organization, and nearly 40% of our staff earned promotions or assumed new roles across divisions based on their talent, skill, and remarkable contributions.

Fiscal 2012 stands out as a period during which we further expanded our focus on top talent, investing in new ways to support our growing organization and build our bench of leaders. We introduced our first ever e-learning platform for management development and our inaugural Women in Leadership forum to support and accelerate the trajectory of female leaders at the firm through career coaching, skill building, and executive visibility. New methods of firm-wide communication were instituted to give our staff greater visibility into overall company strategy as well as exposure to people and products across the company. In recognition of the hard work and exceptional commitment of our staff, we also made tangible investments to foster job sustainability and work-life balance, including new benefits such as our wellness initiative and backup child care plan.

As I look to the future, it is our outstanding employees who give me confidence that we can continue helping our members navigate these challenging times and achieve unparalleled success. Growth is key to accomplishing this ambitious mission: it allows us to partner with member institutions in ever deeper and more comprehensive ways, yielding strong financial results that lead to investment back into the business and a compelling value proposition for our staff. This, in turn, fuels further growth, innovation, and financial strength. I am grateful that in calendar year 2012 we remain on track to achieve $420 million to $430 million in revenues—another year of growth exceeding 20%—and again expand our margins. I feel privileged to serve with leaders and staff whose dedication and superb work are making immense contributions to health care and higher education around the world, and I look forward to another year of delivering strong company performance and world-class value to our members.

Sincerely,

Robert Musslewhite
Chief Executive Officer

Our People



Three of our governing principles inform the traits we look for in prospective and current employees: Are they intellectually curious? Are they service oriented? Do they have strong communications skills?



Mary Van Hoose
Chief Talent Officer













Even with our tremendous growth, as our staff has doubled in size across the past three years, our more than 1,800 employees still display these important traits.










Crimson201
Clinical Advantage









Our Members

Representative Sample from The Advisory Board Company's 3,700+ Members

Academic Medical Centers

Beth Israel Medical Center
Brigham and Women's Hospital
Glendale Adventist Medical Center
Hospital of the University of Pennsylvania
Indiana University Medical Center
Johns Hopkins Health System
Loyola University Health System
Massachusetts General Hospital
Montefiore Medical Center
MUSC Medical Center
Nassau University Medical Center
New York University Langone Medical Center
North Carolina Baptist Hospitals
Northwestern Memorial Hospital
Penn State Milton S. Hershey Medical Center
Saint Peter's University Hospital
Stanford Hospitals and Clinics
Stony Brook University Medical Center
SUNY Upstate Medical University
The Ohio State University Medical Center
The University of Kansas Hospital Authority
UAMS Medical Center
UCLA Medical Center
UCSF Medical Center
UMass Memorial Healthcare
University Health System, Inc.
University Hospitals
University Medical Center
University of Alabama Hospital
University of Connecticut Health System
University of Illinois Hospital & Health Sciences System
University of Louisville Hospital
University of Michigan Medical Center
University of Missouri Health Care
University of Texas Medical Branch Hospitals
University of Virginia Health System
University of Washington Medical Center
University of Wisconsin Hospital
Yale New Haven Hospital

"When we were looking at vendors, the Advisory Board stood out because of your strategic view and partnership. Your approach is not just: 'Here's the data.' There are good conversations that go with it."

CHIEF INTEGRATION OFFICER, HEALTH SYSTEM

Teaching Hospitals

Albert Einstein Medical Center
Bayview Medical Center
CHRISTUS Santa Rosa Health Care
Detroit Medical Center
Detroit Receiving Hospital
Fletcher Allen Health Care
[illegible] Hospital
Grady Memorial Hospital
Harborview Medical Center
Harper University Hospital
Harris County Hospital District
Hurley Medical Center
Keck Medical Center of USC
Lenox Hill Hospital
Long Beach Memorial Medical Center
Overlook Hospital
Parkland Memorial Hospital
Queen's Medical Center
Rhode Island Hospital
Saint Mary's Hospital
Sinai Hospital of Baltimore
St. Luke's Episcopal Hospital
St. Luke's-Roosevelt Hospital Center
St. Vincent Healthcare
University of East Carolina Hospital
William Beaumont Hospital

"What makes Southwind unique in the physician practice management and consulting space is the depth and breadth of the operating experience of their staff. That experience ensures that all of their recommendations are practical and actionable. The plan we received from them to optimize the performance of our physician organization not only made sense, it was one that we could begin implementing immediately."

CHIEF EXECUTIVE OFFICER, HEALTH SYSTEM

Major Health Systems

Adventist Health (CA)
Advocate Health Care
Ardent Health Services
Ascension Health
Atlantic Health System
Aurora Health Care
Avera Health
Baptist Health System
Baptist Memorial Health Care Corporation
Barnabas Health
Baylor Health System
BJC Health System
Bon Secours Health System
Carilion Health System
Catholic Health Initiatives
Catholic Healthcare Partners
Catholic Healthcare West
Cedars-Sinai Health System
Clarian Health Partners
Cleveland Clinic Health System
Community Health Systems
Continuum Health Partners
Duke University Health System

"You are on the cutting edge providing valuable information on challenges faced across the health care spectrum. You wouldn't want to face the current challenges in health care before knowing what the Advisory Board had to say about it."

SERVICE LINE EXECUTIVE, MEDICAL CENTER

Fairview Hospital and Health System
HCA
HealthEast Care System
Henry Ford Health System
Hospital Sisters Health System
Iasis Healthcare
Intermountain Health Care, Inc.
John Muir Health
Legacy Health System
Lehigh Valley Health Network
Lifepoint
McLaren Health Care
MemorialCare
Meridian Health
Methodist Le Bonheur Healthcare
New York Health & Hospitals Corporation
North Shore-LIJ Health System
NorthShore University HealthSystem
OSF Healthcare System
Palmetto Health
Partners HealthCare
Piedmont Healthcare
Premier Health Partners
Presbyterian Healthcare Services
Providence Health and Services
Rush University Medical Center
Scripps Health
Sharp HealthCare
Sisters of Charity of Leavenworth Health Services
SSM Healthcare
Sutter Health
Tenet Health System
Texas Health Resources
Trinity Health
UNC Health Care
UPMC
Vanguard Health
Veterans Integrated Health Networks
Wheaton Franciscan Services

Clinics and Specialty Hospitals

Allegheny General Hospital Suburban Campus
Arizona Heart Hospital
Arkansas Heart Hospital
Aurora Surgery Center
Baptist Memorial Hospital for Women
Baylor Jack and Jane Hamilton Heart and Vascular Hospital
Children's Healthcare of Atlanta
Children's Hospital of Los Angeles
Children's Hospital Boston
Children's Medical Center of Dallas

Children's National Medical Center
Cleveland Clinic Foundation
Crystal Clinic Orthopaedic Center
Dana-Farber Cancer Institute
Don and Sybil Harrington Cancer Center
Emory University Hospital
Orthopaedic & Spine Hospital
Fresno Heart & Surgical Hospital
Fresno Surgery Center
Gillette Children's Specialty Healthcare
H. Lee Moffitt Cancer Center
Heart and Vascular Clinic of
Northern Colorado
Hospital for Special Surgery
Kaiser Foundation Hospitals
Karmanos Cancer Institute
Mayo Foundation
Memorial Sloan-Kettering Cancer Center
Methodist Specialty and
Transplant Hospital
Nemours
Ochsner Clinic Foundation
Oklahoma Heart Hospital
Richard M. Ross Heart Hospital
Roswell Park Cancer Institute
St. Luke's Lakeside Hospital
The Harold Leever Regional Cancer Center
The Specialty Hospital of Meridian
Thoracic and Cardiovascular Institute
University of Texas M.D.
Anderson Cancer Center
University Specialty Hospital

“Every time we put the impossible out there, the Advisory Board doesn't say, ‘That's impossible.’ They say, ‘Let us see how we can help; let's think about this.’ The Advisory Board brings that piece that most firms don't.”

PRESIDENT,
COMMUNITY HOSPITAL

Community Hospitals
Antelope Valley Hospital
Battle Creek Health System
Beebe Medical Center
Billings Clinic
Bronx-Lebanon Hospital Center
Cape Cod Hospital
CarolinaEast Health System
Carson Tahoe Hospital
Charleston Area Medical Center
Danbury Hospital
DCH Regional Medical Center
Delnor Hospital
East Jefferson General Hospital
Eastern Maine Medical Center
El Camino Hospital
Elliot Hospital
Floyd Memorial Hospital and
Health Care Services
Glens Falls Hospital
Gratiot Community Hospital
Heartland Regional Medical Center
Huntington Memorial Hospital
Ingham Regional Medical Center
Lancaster General Hospital

“We have introduced Crimson Continuum of Care to some physicians, and it is very hard to pry their fingers off the keyboard. We already have physicians asking, ‘What is my rate of infection?’ I have been waiting for this for 20 years.”

CHIEF MEDICAL OFFICER,
MEDICAL CENTER

Lutheran Hospital
Maimonides Medical Center
Maine Medical Center
Marietta Memorial Hospital
Marquette General Hospital
Martha Jefferson Hospital
Medcenter One
Medical Center of Central Georgia
Memorial Hospital of South Bend
Middlesex Hospital
Mississippi Baptist Medical Center
Mount Clemens General Hospital
Munroe Regional Medical Center
Northside Hospital
Norwalk Hospital
Reading Hospital and Medical Center
Renown Health
Resurrection Medical Center
Rural Wisconsin Health Cooperative
Sharon Regional Health System
Sibley Memorial Hospital
St. Joseph Regional Medical Center
St. Luke's Hospital
St. Luke's Regional Medical Center
St. Mary's Regional Medical Center
The Christ Hospital
Tucson Medical Center
Valley Baptist Medical Center
Virginia Hospital Center–Arlington
Washington Hospital
West Georgia Health System

Health Care Corporations
Abbott Vascular
Abiomed, Inc.
Aetna
AmeriHealth Mercy
Amgen, Inc.
Blue Cross Blue Shield of Florida
Boston Scientific Corporation
Bristol-Myers Squibb
California HealthCare Foundation
Capital Blue Cross
Cardinal Health
CareFusion 303
Covidien Ltd.
Cubist Pharmaceuticals
Edwards Lifesciences Corporation
EKR Therapeutics, Inc.
Elekta, Inc.
Eli Lilly and Company
GE Healthcare Integrated IT Solutions
GlaxoSmithKline
Hammes Company
Hill-Rom
HOK
InSightec
Johnson & Johnson Health
Care Systems, Inc.

Kaiser Permanente
Kimberly-Clark Corporation
L.A. Care Health Plan
McKesson
MEDRAD, Inc.
Medtronic, Inc.
Microsoft Health Solutions Group
Novartis Pharmaceuticals Corporation
Olympus America
Ortho-McNeil Pharmaceutical
Philips Medical Systems, N.A.
Sanofi-Aventis Pharmaceuticals
Sheridan Healthcare
Siemens Medical Solutions, USA
SmithGroup
St. Jude Medical Inc.
Stryker
Terumo Interventional Systems
The Hewlett-Packard Company
The Medicines Company
United HealthCare Corporation
Varian Medical Systems

“The Forum gave us confidence that some of the demand trends we were hearing would be around for the next decade, but also alerted us to some trends that hadn't yet arrived in our local market. We think we have a differentiated program, with a lot of visibility and support on campus and among the opinion-leading employers near us.”

DEAN, CONTINUING STUDIES,
PRIVATE UNIVERSITY

Universities
Arizona State University
Baylor University
Carnegie Mellon University
Colorado State University
Dartmouth College
Duke University
Georgetown University
Georgia Institute of Technology
Indiana University
Kent State University
Louisiana State University
Middle Tennessee State University
New York University
Northwestern University
Oregon State University
Pennsylvania State University
Rice University
Syracuse University
The George Washington University
University of California-Berkeley
University of Missouri
University of Nebraska
University of Utah
Vanderbilt University
Wake Forest University
Washington University

Fiscal Year 2012
Financial Review

Selected Financial Data

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data for the fiscal years and as of the dates indicated. The selected financial data presented below as of March 31, 2008, 2009, 2010, 2011, and 2012 and for the five fiscal years in the period ended March 31, 2012 has been derived from our financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to the consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report.

	Year Ended March 31,				
(In thousands except per share amounts)	2008	2009	2010	2011	2012
Statements of Income Data:					
Revenue	$209,365	$222,811	$232,610	$283,439	$370,345
Costs and expenses:					
Cost of services	94,750	109,951	118,443	149,043	203,187
Member relations and marketing	44,002	50,693	52,533	64,295	73,875
General and administrative	25,269	26,725	32,133	38,225	47,892
Depreciation and amortization of property and equipment	3,589	5,647	6,391	5,971	9,033
Write-off of capitalized software	—	—	7,397	—	—
Total costs and expenses	167,610	193,016	216,897	257,534	333,987
Operating income	41,755	29,795	15,713	25,905	36,358
Other income, net	6,142	2,445	2,340	1,866	3,034
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	47,897	32,240	18,053	27,771	39,392
Provision for income taxes	(15,953)	(10,327)	(6,192)	(9,691)	(15,203)
Equity in loss of unconsolidated entity	—	—	—	—	(1,337)
Net income from continuing operations	31,944	21,913	11,861	18,080	22,852
Discontinued operations:					
Income/(loss) from discontinued operations, net of tax[1]	118	(445)	(428)	444	286
Gain on sale of discontinued operations, net of tax	—	—	—	—	2,155
Net income/(loss) from discontinued operations	118	(445)	(428)	444	2,441
Net income	$ 32,062	$ 21,468	$ 11,433	$ 18,524	$ 25,293
Earnings per share—basic:					
Net income from continuing operations	$ 1.77	$ 1.33	$ 0.76	$ 1.15	$ 1.39
Net income/(loss) from discontinued operations	$ 0.01	$ (0.02)	$ (0.02)	$ 0.03	$ 0.15
Net income per share—basic	$ 1.78	$ 1.31	$ 0.74	$ 1.18	$ 1.54
Earnings per share—diluted:					
Net income from continuing operations	$ 1.71	$ 1.32	$ 0.75	$ 1.10	$ 1.32
Net income/(loss) from discontinued operations	$ 0.01	$ (0.02)	$ (0.02)	$ 0.03	$ 0.14
Net income per share—diluted	$ 1.72	$ 1.30	$ 0.73	$ 1.13	$ 1.46
Weighted average number of shares outstanding:					
Basic	17,999	16,441	15,515	15,733	16,404
Diluted	18,635	16,560	15,692	16,415	17,330

(1) Income/(loss) from discontinued operations for all periods presented includes the operating results for OptiLink which was sold in January 2012.

(In thousands except per share amounts)	Year Ended March 31, 2008	2009	2010	2011	2012
Stock-based compensation expense included in Statement of Income:					
Costs and expenses:					
Cost of services	$ 4,558	$ 4,273	$ 3,930	$ 2,763	$ 3,440
Member relations and marketing	2,599	2,436	2,248	1,663	2,133
General and administrative	5,406	5,738	5,974	4,366	6,413
Total costs and expenses	12,563	12,447	12,152	8,792	11,986
Operating income	(12,563)	(12,447)	(12,152)	(8,792)	(11,986)
Net income	$ (8,380)	$ (8,464)	$ (7,984)	$ (5,725)	$ (7,359)
Impact on earnings per share:					
Net income per share—diluted	$ (0.45)	$ (0.51)	$ (0.51)	$ (0.35)	$ (0.42)

(In thousands)	March 31, 2008	2009	2010	2011	2012
Balance Sheet Data:					
Cash and cash equivalents	$ 17,907	$ 23,746	$ 61,238	$ 30,378	$ 60,642
Marketable securities	132,158	70,103	51,682	86,179	127,444
Working capital (deficit)	(46,947)	(37,046)	(20,850)	(65,953)	(29,169)
Total assets	305,114	316,258	386,772	491,188	705,588
Deferred revenue	139,486	167,035	204,112	262,751	392,456
Total stockholders' equity	122,529	98,899	111,815	148,592	217,047

(unaudited)	March 31, 2008	2009	2010	2011	2012
Other Operating Data:					
Membership programs offered	36	40	44	49	53
Total members	2,707	2,761	2,916	3,179	3,726
Member institution renewal rate[1]	90%	88%	89%	91%	92%
Contract value (in thousands)[2]	$220,156	$222,025	$253,267	$ 304,299	$398,313
Contract value per member[3]	$ 81,328	$ 80,415	$ 86,854	$ 95,722	$106,901

(In thousands except per share amounts)	Year Ended March 31, 2008	2009	2010	2011	2012
Reconciliation of GAAP to Adjusted Results:					
Net income	$ 32,062	$ 21,468	$ 11,433	$ 18,524	$ 25,293
Equity in loss of unconsolidated entity	—	—	—	—	1,337
Gain on sale of discontinued operations, net of tax	—	—	—	—	(2,155)
Loss/(income) from discontinued operations, net of tax	(118)	445	428	(444)	(286)
Amortization of acquisition-related intangibles, net of tax	—	783	1,079	2,921	3,502
Acquisition and transaction charges, net of tax	—	—	738	277	405
Fair value adjustments to acquisition-related earn-out liabilities, net of tax	—	—	—	963	4,163
Gain on investment in common stock warrants, net of tax	—	—	—	—	(263)
Write-off of capitalized software, net of tax	—	—	4,860	—	—
Option cancellation charge, net of tax	—	—	1,273	—	—
Share-based compensation expense, net of tax	8,380	8,483	6,712	5,705	7,388
Adjusted net income	$ 40,324	$ 31,179	$ 26,523	$ 27,946	$ 39,384
Adjusted earnings per share:					
Net income per share—diluted	$ 2.16	$ 1.88	$ 1.69	$ 1.70	$ 2.27

(1) Indicates the percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions, or different affiliations of members that result in changes of control over individual institutions.

(2) Represents the aggregate annualized revenue attributed to all agreements in effect at a particular date, without regard to the initial term or remaining duration of any such agreement.

(3) Represents total contract value divided by the number of members.

Stock Performance Graph

The Advisory Board Company and Subsidiaries

The graph below compares the cumulative total stockholder return on our common stock during the five-year period from March 31, 2007, through March 31, 2012, with the cumulative total return on the S&P 500 Index, the Russell 2000 Index, and the Nasdaq Composite Index for the same period. The comparison assumes that $100 was invested on March 31, 2007, in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock.

Comparison of Cumulative Total Return Among The Advisory Board Company, the S&P 500 Index, the Russell 2000 Index, and the Nasdaq Composite Index

Comparison of Five-Year Cumulative Total Return, Assumes Initial Investment of $100



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3.31.2007
3.31.2008
3.31.2009
3.31.2010
3.31.2011
3.31.2012
The Advisory Board Company
S&P 500 Index
Total Returns
Russell 2000 Index
Nasdaq Composite Index
Total Returns

	The Advisory Board Company	S&P 500 Index	Russell 2000 Index	Nasdaq Composite Index
March 31, 2007	$100	$100	$100	$100
March 31, 2008	$109	$95	$87	$95
March 31, 2009	$33	$59	$54	$64
March 31, 2010	$62	$88	$88	$102
March 31, 2011	$102	$102	$111	$119
March 31, 2012	$175	$110	$111	$134

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Advisory Board Company and Subsidiaries

Overview

We provide best practices research and analysis, software tools, and management and advisory services through discrete programs to approximately 3,700 organizations, including hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions. Members of each program typically are charged a fixed fee and have access to an integrated set of services that may include best practice research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and software tools.

Our membership business model allows us to create value for our members by providing proven technology solutions to common and complex problems as well as high-quality content on a broad set of relevant issues. Our growth has been driven by strong renewal rates, addition of new memberships in our existing programs, new program launches, acquisitions of complementary businesses, and annual price increases. Our member institution renewal rate was 89%, 91%, and 92% for fiscal 2010, 2011, and 2012, respectively. We believe that high renewal rates are a reflection of our members' recognition of the value they derive from participating in our programs. Our revenue grew 21.9% in fiscal 2011 over fiscal 2010 and grew 30.7% in fiscal 2012 over fiscal 2011. Our contract value increased 20.1% to $304.3 million as of March 31, 2011 from March 31, 2010 and increased 30.9% to $398.3 million as of March 31, 2012 from March 31, 2011. We define contract value as the aggregate annualized revenue attributed to all agreements in effect at a particular date, without regard to the initial term or remaining duration of any such agreement. As of March 31, 2012, more than 90% of our contract value was renewable. In each of our programs, we generally invoice and collect fees in advance of accrual revenue recognition.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, depreciation and amortization of property and equipment expenses, and, in fiscal 2010, the write-off of capitalized software. Cost of services includes the costs associated with the production and delivery of our products and services, consisting of compensation for research personnel, in-house faculty, software developers, and consultants; the organization and delivery of membership meetings, teleconferences, and other events; production of published materials; technology license fees; costs of developing and supporting our web-based content and software tools; and fair value adjustments to acquisition-related earn-out liabilities. Member relations and marketing includes the costs of acquiring new members and the costs of account management, consisting of compensation, including sales incentives; travel and entertainment expenses; training of personnel; sales and marketing materials; and associated support services. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development, and other administrative functions. Depreciation and amortization of property and equipment expense includes the cost of depreciation of our property and equipment, amortization of costs associated with the development of software and tools that are offered as part of certain of our membership programs, and amortization of acquired developed technology. Write-off of capitalized software in fiscal 2010 includes the impairment charge taken to write down internally developed capitalized software balances to their current fair value. Our operating costs for each period presented include stock-based compensation expense and expenses that represent additional payroll taxes associated with the taxable income recognized by employees upon their exercise of common stock options and the vesting of their restricted stock units issued under our stock incentive plans.

Non-GAAP Financial Presentation

This management's discussion and analysis presents supplemental measures of our performance which are derived from our consolidated financial information but which are not presented in our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, or "GAAP." These financial measures, which are considered "non-GAAP financial measures" under SEC rules, are referred to as adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share. See "Non-GAAP Financial Measures" below for information about our use of these non-GAAP financial measures, including our reasons for including these measures, material limitations with respect to the usefulness of the measures, and reconciliations of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

Results of Operations

The following table shows statements of income data expressed as a percentage of revenue for the periods indicated:

	Year Ended March 31,		
	2010	2011	2012
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of services	50.9	52.6	54.9
Member relations and marketing	22.6	22.7	19.9
General and administrative	13.8	13.5	12.9
Depreciation and amortization of property and equipment	2.7	2.1	2.4
Write-off of capitalized software	3.2	—	—
Total costs and expenses	93.2	90.9	90.2
Operating Income	6.8	9.1	9.8
Other income, net	1.0	0.7	0.8
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	7.8	9.8	10.6
Provision for income taxes	(2.7)	(3.4)	(4.1)
Equity in loss of unconsolidated entity	—	—	(0.4)
Net income from continuing operations	5.1	6.4	6.2
Discontinued operations:			
(Loss)/income from discontinued operations, net of tax	(0.2)	0.2	0.1
Gain on sale of discontinued operations, net of tax	—	—	0.6
Net (loss)/income from discontinued operations	(0.2)	0.2	0.7
Net income	4.9%	6.5%	6.8%

Fiscal Years Ended March 31, 2010, 2011, and 2012

Net Income

Net income increased 62.0% from $11.4 million in fiscal 2010 to $18.5 million in fiscal 2011, and 36.5% to $25.3 million in fiscal 2012. The increase in net income in fiscal 2011 was primarily attributable to increased revenue and, to a lesser extent, to the absence of two non-cash charges incurred in fiscal 2010, and was partially offset by costs associated with the launch of new programs and an increase in the number of new sales teams. During fiscal 2010, we incurred a non-cash charge of $7.4 million resulting from the write-off of capitalized software and a non-cash charge of $1.9 million associated with the cancellation of stock options voluntarily surrendered by certain members of senior management and the Board of Directors. The increase in net income in fiscal 2012 was primarily due to a 30.7% increase in revenue and a gain on the sale of discontinued operations of $2.2 million, net of taxes. The effect of these factors was partially offset by increases of $54.1 million in cost of services due to newly developed, acquired and growing programs, increases of $9.6 million in marketing and member relations expense due to the addition of new sales teams, and increases of $9.7 million in general and administrative expense related to increased new product development costs and increases in finance, information technology, and human resources expense incurred to support our growing employee base. Our fiscal 2012 results include our proportionate share of the net loss of Evolent Health, Inc., or "Evolent," a venture we established in the second quarter of fiscal 2012.

Adjusted Net Income, Non-GAAP Earnings Per Diluted Share, and Adjusted EBITDA

Adjusted net income increased 5.4% from $26.5 million, or $1.69 per diluted share, in fiscal 2010 to $27.9 million, or $1.70 per diluted share, in fiscal 2011, and 40.9% to $39.4 million, or $2.27 per diluted share, in fiscal 2012. Adjusted EBITDA increased 6.5% from $44.4 million in fiscal 2010 to $47.3 million in fiscal 2011, and 48.7% to $70.3 million in fiscal 2012. The increases in adjusted net income and adjusted EBITDA were due to increased revenue, the effect of which was partially offset by higher new product development costs, including the costs associated with the launch of new programs, acquisitions, and with an increase in the number of new sales teams.

Revenue

Revenue increased 21.8% from $232.6 million in fiscal 2010 to $283.4 million in fiscal 2011, and 30.7% from fiscal 2011 to $370.3 million in fiscal 2012. Our contract value increased 20.1% from $253.3 million as of March 31, 2010 to $304.3 million as of March 31, 2011, and 30.9% to $398.3 million as of March 31, 2012.

The increase in revenue in fiscal 2011 over fiscal 2010 was primarily attributable to the cross-selling of existing programs to existing members, the introduction and expansion of new programs, the addition of new member organizations, the acquisition of Concuity Services, Inc., or "Concuity," and a full fiscal year of revenue from Southwind Health Partners, L.L.C. and Southwind Navigator, LLC, which we refer to together as "Southwind." The increase in revenue in fiscal 2012 over fiscal 2011 was primarily attributable to the introduction and expansion of new programs, including our August 1, 2011 acquisition of PivotHealth, LLC, or "PivotHealth," a full fiscal year of revenue from Cielo MedSolutions, LLC, or "Cielo," the cross-selling of existing programs to existing members, and price increases.

We offered 45 membership programs as of March 31, 2010, 50 as of March 31, 2011, and 53 as of March 31, 2012. Our membership base consisted of 2,916 member institutions as of March 31, 2010, 3,179 member institutions as of March 31, 2011, and 3,726 member institutions as of March 31, 2012. Our average contract value per member was $86,854 for fiscal 2010, compared to $95,722 for fiscal 2011 and $106,901 for fiscal 2012.

Cost of Services

Cost of services increased 25.8% from $118.4 million in fiscal 2010 to $149.0 million in fiscal 2011, and 36.3% from fiscal 2011 to $203.2 million in fiscal 2012. As a percentage of revenue, cost of services was 50.9% for fiscal 2010, 52.6% for fiscal 2011, and 54.9% for fiscal 2012. The increase of $30.6 million for fiscal 2011 was primarily attributable to an increase in personnel and other deliverable costs from new programs, including the acquisitions of Southwind and Concuity. The increase of $54.1 million for fiscal 2012 was primarily due to growth and expansion of our Crimson Software, Inc. and Southwind programs, an increase of $11.1 million from programs acquired in 2011, and $6.7 million in fair value adjustments to our acquisition-related earn-out liabilities.

Member Relations and Marketing Expense

Member relations and marketing expense increased 22.4% from $52.5 million in fiscal 2010 to $64.3 million in fiscal 2011, and 14.9% from fiscal 2011 to $73.9 million in fiscal 2012. As a percentage of revenue, member relations and marketing expense in fiscal 2010, 2011, and 2012 was 22.6%, 22.7%, and 19.9%, respectively. The total dollar increases in member relations and marketing expense over each of the fiscal years were primarily due to increases in sales staff and related travel and other associated costs, as well as to an increase in member relations personnel and related costs required to serve our expanding membership base. We had an average of 116, 135, and 148 new business development teams during fiscal 2010, 2011, and 2012, respectively.

General and Administrative Expense

General and administrative expense increased 19.0% from $32.1 million in fiscal 2010 to $38.2 million in fiscal 2011, and 25.3% from fiscal 2011 to $47.9 million in fiscal 2012. As a percentage of revenue, general and administrative expense in fiscal 2010, 2011, and 2012 was 13.8%, 13.5%, and 12.9%, respectively. The increase of $6.1 million in general and administrative expense for fiscal 2011 was primarily due to an increase of $2.1 million in direct recruitment costs, as well as to a $2.3 million increase in costs of administrative personnel to support our growing employee base. The increase of $9.7 million in general and administrative expense for fiscal 2012 was primarily attributable to an increase in new product development costs of $2.4 million, which included $0.7 million in legal costs relating to our acquisitions of PivotHealth and Cielo, and formation of Evolent, an increase in share-based compensation of $2.0 million, and increased recruiting, human resources, and finance personnel costs incurred to support our growing employee base. As of March 31, 2012, we had approximately 1,850 employees compared to 1,600 as of March 31, 2011.

Depreciation and Amortization of Property and Equipment Expense

Depreciation expense decreased from $6.4 million, or 2.7% of revenue, in fiscal 2010, to $6.0 million, or 2.1% of revenue, in fiscal 2011, and increased to $9.0 million, or 2.4% of revenue, in fiscal 2012. The decrease in fiscal 2011 was primarily attributable to decreased amortization expense from developed capitalized internal-use software tools following a write-off of capitalized software during fiscal 2010. The increase in fiscal 2012 was primarily due to increased amortization expense from technology acquired in the Cielo acquisition and amortization expense from developed capitalized internal-use software tools, and to a lesser extent, depreciation on our newly constructed Austin, Texas office and expansion of our Washington, D.C. headquarters.

Write-Off of Capitalized Software

During fiscal 2010, we recognized an impairment charge on capitalized internally developed software assets of $7.4 million, with no comparable expense in subsequent fiscal years.

Other Income, Net

Other income, net decreased from $2.3 million in fiscal 2010 to $1.9 million in fiscal 2011, and increased to $3.0 million in fiscal 2012. Other income, net consists of interest income, unrealized gain resulting from changes in the fair value of the investment in common stock warrants, and foreign exchange rate gains and losses. Other income, net consisted of interest income of $2.3 million and a foreign exchange rate gain of $46,000 in fiscal 2010; interest income of $1.7 million and a foreign exchange rate gain of $0.2 million in fiscal 2011; and interest income of $2.4 million, a foreign exchange rate gain of $0.1 million, and a gain of $0.5 million on an investment in common stock warrants in fiscal 2012. Interest income decreased from $2.3 million in fiscal 2010 to $1.7 million in fiscal 2011 due to lower interest rates and lower average invested cash balances resulting from cash payments for the acquisitions of Southwind and Concuity in fiscal 2010 and 2011, respectively. Higher average cash and investment balances contributed to an increase in interest income from $1.7 million in fiscal 2011 to $2.4 million in fiscal 2012. During fiscal 2010, 2011, and 2012, we recognized foreign exchange gains of $46,000, $157,000, and $148,000, respectively, as a result of the effect of fluctuating currency rates on our receivable balances denominated in foreign currencies.

Provision for Income Taxes

Our provision for income taxes was $6.2 million, $9.7 million, and $15.2 million in fiscal 2010, 2011, and 2012, respectively. Our effective tax rate in fiscal 2010, 2011, and 2012 was 34.3%, 34.9%, and 38.6%, respectively. The increases in our effective tax rate in fiscal 2011 and fiscal 2012 were primarily due to the effects that higher net income has on our effective rate when compared to the fixed nature of our Washington D.C. tax credits that we receive due to our status as a Qualified High Technology Company under the New E-conomy Transformation Act of 2000.

Equity in Loss of Unconsolidated Entity

Our proportionate share of the losses of Evolent during fiscal 2012 was $1.3 million. We did not recognize a comparable loss in the prior year periods, as Evolent was formed on August 31, 2011.

Loss from Discontinued Operations, Net of Tax

On January 20, 2012, we sold substantially all of the assets of OptiLink. As a result, we recorded the net (loss) or income generated by OptiLink as discontinued operations of ($0.4 million), $0.4 million, and $0.3 million in fiscal 2010, 2011, and 2012, respectively.

Gain on Sale of Discontinued Operations

In fiscal 2012, we recorded a gain of $2.2 million from the sale of OptiLink, after tax.

Stock-Based Compensation Expense

We recognized the following stock-based compensation expense in the consolidated statements of income line items for stock options and RSUs issued under our stock incentive plans and for shares issued under our employee stock purchase plan for fiscal 2010, 2011, and 2012 (in thousands except per share amounts):

	Year Ended March 31,		
	2010	2011	2012
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 3,930	$ 2,763	$ 3,440
Member relations and marketing	2,248	1,663	2,133
General and administrative	5,974	4,366	6,413
Depreciation and amortization	—	—	—
Total costs and expenses	12,152	8,792	11,986
Operating income	(12,152)	(8,792)	(11,986)
Net income	$ (7,984)	$(5,725)	$ (7,359)
Impact on diluted earnings per share	$ (0.51)	$ (0.35)	$ (0.42)

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
	2010	2011	2012
Stock-based compensation expense by award type:			
Stock options	$ 6,287	$ 3,590	$ 5,072
Restricted stock units	5,857	5,202	6,914
Employee stock purchase rights	8	—	—
Total stock-based compensation	$12,152	$ 8,792	$11,986

Stock-based compensation for fiscal 2010 included pre-tax charges relating to the acceleration of the remaining expense on cancelled stock option awards of approximately $0.7 million recorded in cost of services, $0.1 million recorded in member relations and marketing expense, and $1.1 million recorded in general and administrative expense.

As of March 31, 2012, $19.6 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.5 years.

Non-GAAP Financial Measures

We use non-GAAP financial measures to supplement the financial information presented on a GAAP basis. The non-GAAP financial measures presented in this report include adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share. We define "adjusted EBITDA" as net income before provision for income taxes from continuing operations; other income, net, which includes interest income, gain on investment in common stock warrants, and foreign currency gains; depreciation and amortization of property and equipment; amortization of intangibles included in cost of services; equity in loss of unconsolidated entity; gain on sale of discontinued operations, net of tax; loss/income from discontinued operations, net of tax; non-cash charges associated with the write-off of capitalized software; cancellation of certain stock options; acquisition and similar transaction charges; fair value adjustments to acquisition-related earn-out liabilities; and share-based compensation expense. We define "adjusted net income" as net income excluding equity in loss of unconsolidated entity; gain on sale of discontinued operations; loss/income from discontinued operations, net of tax; amortization of acquisition-related intangibles; acquisition and similar transaction charges; fair value adjustments to acquisition-related earn-out liabilities; gain on investment in common stock warrants; non-cash charges associated with the write-off of capitalized software, net of tax; cancellation of certain stock options; and share-based compensation expense. We define "non-GAAP earnings per diluted share" as earnings per diluted share excluding equity in loss of unconsolidated entity; gain on sale of discontinued operations, net of tax;

loss/income from discontinued operations, net of tax; amortization of acquisition-related intangibles; acquisition and similar transaction charges; fair value adjustments to acquisition-related earn-out liabilities; gain on investment in common stock warrants; non-cash charges associated with the write-off of capitalized software, net of tax; cancellation of certain stock options; and share-based compensation expense.

Our management believes that providing information about adjusted EBITDA, adjusted net income, and non-GAAP earnings per diluted share facilitates an assessment by our investors of the Company's fundamental operating trends and addresses concerns of management and investors that the various gains and expenses excluded from these measures may obscure such underlying trends. Our management uses these non-GAAP financial measures, together with financial measures prepared in accordance with GAAP, to enhance its understanding of our core operating performance, which represents our views concerning our performance in the ordinary, ongoing, and customary course of our operations. In the future, we are likely to incur income and expenses similar to these items, and we expect to report non-GAAP financial measures excluding such items again. Accordingly, the exclusion of these and similar items in our non-GAAP presentation should not be interpreted as implying that the items are non-recurring, infrequent, or unusual.

The information about our core operating performance provided by our non-GAAP financial measures is used by management for a variety of purposes. Management uses the non-GAAP financial measures for internal budgeting and other managerial purposes in part because the measures enable management to evaluate projected operating results and make comparative assessments of our performance over time while isolating the effects of items that vary from period to period without any correlation to core operating performance, such as tax rates, interest income and foreign currency exchange rates, periodic costs of certain capitalized tangible and intangible assets, share-based compensation expense, and certain non-cash and special charges. The effects of the foregoing items also vary widely among similar companies, and affect the ability of management and investors to make company-to-company comparisons. In addition, merger and acquisition activity can have inconsistent effects on earnings that are not related to core operating performance due, for instance, to charges relating to acquisition costs, the amortization of acquisition-related intangibles, and fluctuations in the fair value of contingent earn-out liabilities. Companies also exhibit significant variations with respect to capital structure and cost of capital (which affect relative interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. By eliminating some of the foregoing variations, management believes that the Company's non-GAAP financial measures allow management and investors to evaluate more effectively the Company's performance relative to that of its competitors and peer companies. Similarly, our management believes that because of the variety of equity awards used by companies, the varying methodologies for determining both share-based compensation and share-based compensation expense among companies and from period to period, and the subjective assumptions involved in those determinations, excluding share-based compensation from our non-GAAP financial measures enhances company-to-company comparisons over multiple fiscal periods.

Our non-GAAP measures may be calculated differently from similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits their usefulness as comparative measures. In addition, there are other limitations associated with the non-GAAP financial measures we use, including the following:

- the non-GAAP financial measures generally do not reflect depreciation and amortization, and although the assets being depreciated and amortized will in some cases have to be replaced in the future, the measures do not reflect any cash requirements for such replacements;
- the non-GAAP financial measures do not reflect the expense of equity awards to employees;
- the non-GAAP financial measures do not reflect the effect of earnings or charges resulting from matters that management considers not indicative of our ongoing operations, but which may recur from year to year; and
- to the extent that we change our accounting for certain transactions or other items from period to period, our non-GAAP financial measures may not be directly comparable from period to period.

Our management compensates for these limitations by relying primarily on our GAAP results and using the non-GAAP financial measures only as a supplemental measure of our operating performance, and by considering independently the economic effects of the foregoing items that are or are not reflected in the non-GAAP measures. Due to their limitations, our non-GAAP financial measures should be considered by our investors only in addition to financial measures prepared in accordance with GAAP, and should not be considered to be a substitute for, or superior to, the GAAP measures as indicators of operating performance.

A reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures is provided below (in thousands).

	Year Ended March 31,		
(Unaudited)	2010	2011	2012
Net income	$11,433	$18,524	$25,293
Equity in loss of unconsolidated entity	—	—	1,337
Gain on sale of discontinued operations, net of tax	—	—	(2,155)
Provision for income taxes from continuing operations	6,192	9,691	15,203
Loss/(income) from discontinued operations, net of tax	428	(444)	(286)
Other income, net	(2,340)	(1,866)	(3,034)
Depreciation and amortization of property and equipment	6,391	5,971	9,033
Amortization of intangibles[1]	1,644	4,721	5,623
Acquisition and transaction charges	1,123	408	648
Fair value adjustments to acquisition-related earn-out liabilities	—	1,500	6,678
Write-off of capitalized software	7,397	—	—
Option cancellation charge	1,937	—	—
Share-based compensation expense	10,216	8,792	11,986
Adjusted EBITDA	$44,421	$47,297	$70,326

(1) Consists of amounts included in cost of services on our consolidated statements of income.

	Year Ended March 31,		
(Unaudited)	2010	2011	2012
Net income	$11,433	$18,524	$25,293
Equity in loss of unconsolidated entity	—	—	1,337
Gain on sale of discontinued operations, net of tax	—	—	(2,155)
Loss/(income) from discontinued operations, net of tax	428	(444)	(286)
Amortization of acquisition-related intangibles, net of tax	1,079	2,921	3,502
Acquisition and transaction charges, net of tax	738	277	405
Fair value adjustments to acquisition-related earn-out liabilities, net of tax	—	963	4,163
Gain on investment in common stock warrants, net of tax	—	—	(263)
Write-off of capitalized software, net of tax	4,860	—	—
Option cancellation charge, net of tax	1,273	—	—
Share-based compensation expense, net of tax	6,712	5,705	7,388
Adjusted net income	$26,523	$27,946	$39,384

	Year Ended March 31,		
(Unaudited)	2010	2011	2012
GAAP earnings per diluted share	$ 0.73	$ 1.13	$ 1.46
Equity in loss of unconsolidated entity	—	—	0.08
Gain on sale of discontinued operations, net of tax	—	—	(0.12)
Loss/(income) from discontinued operations, net of tax	0.03	(0.03)	(0.02)
Amortization of acquisition-related intangibles, net of tax	0.07	0.18	0.20
Acquisition and transaction charges, net of tax	0.04	0.02	0.02
Fair value adjustments to acquisition-related earn-out liabilities, net of tax	—	0.06	0.24
Gain on investment in common stock warrants, net of tax	—	—	(0.01)
Write-off of capitalized software, net of tax	0.31	—	—
Option cancellation charge, net of tax	0.08	—	—
Share-based compensation expense, net of tax	0.43	0.34	0.42
Non-GAAP earnings per diluted share	$ 1.69	$ 1.70	$ 2.27

Liquidity and Capital Resources

Cash flows generated from operating activities represent our primary source of liquidity. We believe that existing cash, cash equivalents, and marketable securities balances and operating cash flows will be sufficient to support operating and capital expenditures, as well as share repurchases, during at least the next 12 months. After the foregoing period, we may require additional capital for investment in our business. The amount and timing of any additional investment will depend on the anticipated demand for our products and services, the availability of funds and other factors. We had cash, cash equivalents, and marketable securities balances of $116.6 million as of March 31, 2011 and $188.1 million as of March 31, 2012. We expended $8.3 million and $6.6 million in cash to purchase shares of our common stock through our share repurchase program during fiscal 2011 and 2012, respectively. We had no long-term indebtedness as of March 31, 2011 or 2012.

Cash Flows from Operating Activities

The combination of revenue growth, profitable operations, and payment for memberships in advance of accrual revenue recognition typically results in operating activities that generate cash flows in excess of net income on an annual basis. Net cash flows provided by operating activities were $46.7 million in fiscal 2010, $50.5 million in fiscal 2011, and $92.8 million in fiscal 2012. The increase in net cash flows provided by operating activities in fiscal 2011 was primarily due to the increase in net income and deferred revenue, partially offset by an increase in excess tax benefits resulting from the exercise of employee stock options. The increase in net cash flows provided by operating activities in fiscal 2012 was primarily due to acceleration in contract value and deferred revenue growth, as well as to an increase in adjusted net income.

Cash Flows from Investing Activities

Our cash management and investment and acquisition strategy and capital expenditure programs affect investing cash flows. Net cash flows used in investing activities were $4.3 million in fiscal 2010, $91.9 million in fiscal 2011, and $92.4 million in fiscal 2012.

In fiscal 2010, investing activities used $4.3 million in cash, primarily consisting of $13.6 million used in our acquisition of Southwind and the related escrow, a $5.0 million investment in a company that provides revenue cycle technology, and capital expenditures of $2.5 million, partially offset by the net proceeds of $16.9 million realized on the redemption and sales of marketable securities.

In fiscal 2011, investing activities used $91.9 million in cash, primarily consisting of $42.6 million used in our acquisitions of Concuity and Cielo, $37.0 million used on the net purchases of marketable securities, and capital expenditures of $12.3 million.

In fiscal 2012, investing activities used $92.4 million in cash, primarily consisting of $17.7 million used in our acquisition of PivotHealth, our initial capital contribution of $10.0 million to Evolent, capital expenditures of $32.0 million, and the net purchases of marketable securities of $40.5 million. The effect of these expenditures was partially offset by the net proceeds of $7.8 million realized on the sale of discontinued operations.

Cash Flows from Financing Activities

We used net cash flows in financing activities of $4.9 million in fiscal 2010. We had net cash flows provided by financing activities of $10.6 million in fiscal 2011 and $29.8 million in fiscal 2012.

In fiscal 2010, we used net cash flows in financing activities of $4.9 million, consisting of approximately $4.0 million to repurchase 146,179 shares of our common stock and $1.2 million withheld to satisfy minimum employee tax withholding for vested restricted stock units, the effect of which was partially offset by $0.2 million received from the exercise of stock options and $0.1 million from the issuance of common stock under our employee stock purchase plan.

In fiscal 2011, we had net cash flows provided by financing activities of $10.6 million, consisting of $17.8 million from the exercise of stock options, $0.2 million received from the issuance of common stock under our employee stock purchase plan, and $2.6 million in excess tax benefits resulting from the exercise of employee options. The effect of those items was partially offset by our repurchase of 188,930 shares of our common stock for approximately $8.3 million and our use of $1.6 million to satisfy minimum employee tax withholding for vested restricted stock units.

In fiscal 2012, we had net cash flows provided by financing activities of $29.8 million, consisting of $31.0 million from the exercise of stock options, $0.2 million received from the issuance of common stock under our employee stock purchase plan, and $7.6 million in excess tax benefits resulting from the exercise of employee options. The effect of those items was partially offset by our repurchase of 111,719 shares of our common stock for approximately $6.6 million and our use of $2.4 million to satisfy minimum employee tax withholding for vested restricted stock units.

Contractual Obligations

The following summarizes our contractual obligations as of March 31, 2012. These obligations relate to leases for our headquarters and other offices as well as purchase obligations for software development services, both of which are more fully described in Note 16, "Commitments and contingencies," to our consolidated financial statements included elsewhere in this report.

	Payment Due by Period				
(In thousands)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Non-cancelable operating leases	$ 65,482	$9,375	$ 28,355	$17,648	$10,104
Purchase obligations	$ 1,500	$ —	$ 1,500	$ —	$ —

In addition to the contractual obligations above, as of March 31, 2012 we have payments of up to $20.2 million contingently payable through December 31, 2014 related to business acquisitions. For additional detail, see Note 8, "Fair value measurements," to our consolidated financial statements included elsewhere in this report.

Share Repurchase

In January 2004, our Board of Directors authorized the repurchase by us from time to time of up to $50 million of our common stock. This authorization was increased in cumulative amount to $100 million in October 2004, to $150 million in February 2006, to $200 million in January 2007, to $250 million in July 31, 2007, and to $350 million in April 2008. We intend to fund any future share repurchases with cash on hand and with cash generated from operations. No minimum number of shares for repurchase has been fixed, and the share repurchase authorization has no expiration date. All repurchases have been made in the open market pursuant to this publicly announced repurchase program. As of March 31, 2012, the remaining authorized repurchase amount was $27.1 million.

Exercise of Stock Options and Purchases under Our Employee Stock Purchase Plan

Options granted to participants under our stock-based incentive compensation plans that were exercised to acquire shares in fiscal 2010, 2011, and 2012 generated cash of approximately $0.2 million, $17.8 million, and $31.0 million, respectively, from payment of option exercise prices. In addition, in fiscal 2010, 2011, and 2012 cash flows of approximately $0.1 million, $0.2 million, and $0.2 million, respectively, were provided by discounted stock purchases by participants under our employee stock purchase plan.

Off-Balance Sheet Arrangements

As of March 31, 2012, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually limited purposes.

Summary of Critical Accounting Policies

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. Certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and may require the application of significant judgment by our management. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observation of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 2, "Summary of significant accounting policies," to our consolidated financial statements included elsewhere in this report. Our critical accounting policies are discussed below.

Revenue Recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectibility is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the membership or collection of fees, if earlier. In many of our higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis.

Multiple-Deliverable Arrangements

In October 2009, the Financial Accounting Standards Board, or "FASB," amended the accounting standards for revenue recognition with multiple elements for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The amended guidance allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, or "VSOE," or third-party evidence, or "TPE," is unavailable. Additionally, the guidance eliminates the residual method of revenue recognition in accounting for multiple element arrangements and expands the disclosure requirements for revenue recognition. This guidance was adopted prospectively by us on April 1, 2011, and as a result, we have updated our accounting policy for revenue recognition related to multiple-deliverable arrangements. We have historically recognized and will continue to recognize the majority of our revenue on a ratable basis over the term of the memberships.

Our membership agreements with our customers generally include more than one deliverable. Deliverables are determined based upon the availability and delivery method of the services and may include: best practices research; executive education curricula; web-based content, databases, and calculators; performance or benchmarking reports; diagnostic tools; interactive advisory support; and software tools. Access to such deliverables is generally available on an unlimited basis over the membership period. When an agreement contains multiple deliverables, we review the deliverables to determine if they qualify as separate units of accounting. In order for deliverables in a multiple-deliverable arrangement to be treated as separate units of accounting, the deliverables must have standalone value upon delivery, and delivery or performance of undelivered items in an arrangement with a general right of return must be probable. If we determine that there are separate units of accounting, arrangement consideration at the inception of the membership period is allocated to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes VSOE, if available; TPE if VSOE is not available; or best estimate of selling price if neither VSOE nor TPE is available.

Our membership programs may contain certain deliverables that do not have standalone value and therefore are not accounted for separately. In general, the deliverables in membership programs are consistently available throughout the membership period, and, as a result, the consideration is recognized ratably over the membership period. When a service offering includes unlimited and limited service offerings, revenue is then recognized over the appropriate service period, either ratably, if the service is consistently available, or, if the service is not consistently available, upon the earlier of the delivery of the service or the completion of the membership period, provided that all other criteria for recognition have been met.

Certain membership programs incorporate hosted software tools. In many of these agreements, members are charged set-up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set-up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally three years and is consistent with the pattern of the delivery of services under these arrangements. Upon launch of a new program that incorporates a software tool, all program revenue is deferred until the program is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement.

We also perform professional services sold under separate agreements that include management and consulting services. We recognize professional services revenues on a time-and-materials basis as services are rendered.

Allowance for Uncollectible Revenue

Our ability to collect outstanding receivables from our members has an effect on our operating performance and cash flows. We maintain an allowance for uncollectible revenue as a reduction of revenue based on our ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, we examine our collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends.

Property and Equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, we provide software tools under a hosting arrangement where the software application resides on our service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement.

Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

Acquired developed technology is classified as property and equipment because the developed software application resides on our service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization of property and equipment line item of our consolidated statements of income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business Combinations

We record acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. We capitalize any acquired in-process research and development as an intangible asset and amortize it over its estimated useful life. Acquisition-related costs are recorded as expenses in the consolidated financial statements.

Goodwill and Other Intangible Assets

The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. Goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis as of March 31, or more frequently if events or changes in circumstances indicate potential impairment. We have concluded that our reporting units that we use to assess goodwill impairment are the same as our operating segments.

We early adopted FASB Accounting Standard Update 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment" on March 31, 2012 in connection with the performance of our annual goodwill impairment test. The new guidance provides entities with the option of first performing a qualitative assessment on a reporting unit to determine whether further quantitative impairment testing is necessary. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. We determine the fair value of our reporting units based on the income approach, under which the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, discount rates and future economic and market conditions. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management's assumptions, which would not reflect unanticipated events and circumstances that may occur. Based on our qualitative assessment as of March 31, 2012, we had no reporting unit that our management believed was at risk of failing an impairment test that would result in a material impairment charge. No quantitative testing was deemed necessary.

Other intangible assets consist of capitalized software for sale and acquired intangibles. We capitalize consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. We determine that technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, we cease capitalizing costs and begin amortizing the intangible asset on a straight-line basis over its estimated useful life through cost of services on our consolidated statements of income. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include assets that arise from business combinations consisting of developed technology, non-competition covenants, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Recovery of Long-Lived Assets (Excluding Goodwill)

We record our long-lived assets, such as property and equipment, at cost. We review the carrying value of our long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss, if any, is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. We consider expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If we determine that an asset's carrying value is impaired, we will record a write-down of the carrying value of the identified asset and charge the impairment as an operating expense in the period in which the determination is made. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

Deferred Incentive Compensation and Other Charges

Incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third party vendors for tools, data, and software incorporated in specific memberships that include software tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Income Taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Stock-Based Compensation

We measure and recognize stock-based compensation cost based on the estimated fair values of the stock-based awards on the grant date. Stock-based compensation costs are recognized as an expense in the consolidated statements of income over the vesting periods of the awards. We calculate the grant date estimated fair value of all stock options, with the exception of the stock options issued with market-based conditions, using a Black-Scholes valuation model. The fair value of stock options issued with market-based conditions is calculated on the date of grant using a lattice option-pricing model. Determining the estimated fair value of stock-based awards is subjective in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our shares, and forfeiture rates of the awards. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Our fair value estimates are based on assumptions we believe are reasonable but that are inherently uncertain. The fair value of restricted stock units is determined as the fair market value of the underlying shares on the date of grant.

To the extent we change the terms of our employee stock-based compensation programs, experience market volatility in the pricing of our common stock that increases the implied volatility calculation, or refine different assumptions in future periods such as forfeiture rates that differ from our current estimates, among other potential factors, the stock-based compensation expense that we record in future periods and the tax benefits that we realize may differ significantly from the expense and the tax benefits we have recorded in previous reporting periods.

Recent Accounting Pronouncements

See Note 2, "Summary of significant accounting policies," to our consolidated financial statements included elsewhere in this report for a description of recent accounting pronouncements, including the expected dates of adoption.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents, and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. As of March 31, 2012, our marketable securities consisted of $94.0 million in tax-exempt notes and bonds issued by various states, and $33.5 million in U.S. government-sponsored enterprise securities. The weighted average maturity on all our marketable securities as of March 31, 2012 was approximately 6.7 years. We perform periodic evaluations of the relative credit ratings related to our cash, cash equivalents, and marketable securities. Our portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of the SEC's Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

Foreign Currency Risk

Although they accounted for approximately 3.5% of our fiscal 2012 revenue, our international operations subject us to risks related to currency exchange fluctuations. Prices for our services sold to members located outside the United States are sometimes denominated in local currencies (primarily the British Pound Sterling). As a consequence, increases in the U.S. dollar against local currencies in countries where we have members would result in a foreign exchange loss recognized by us. In fiscal 2010, 2011, and 2012, we recorded foreign currency exchange gains of $46,000, $157,000, and $148,000, respectively, which are included in other income, net in our consolidated statements of income. A hypothetical 10% change in foreign currency exchange rates would not have a material impact on our financial position as of March 31, 2012.

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

The Board of Directors and Stockholders
The Advisory Board Company and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries at March 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Advisory Board Company's internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
May 30, 2012

Consolidated Balance Sheets

The Advisory Board Company and Subsidiaries

(In thousands, except share and per share amounts)	March 31, 2011	March 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 30,378	$ 60,642
Marketable securities	—	4,823
Membership fees receivable, net	176,558	281,584
Prepaid expenses and other current assets	7,069	6,705
Deferred income taxes, net	5,894	7,255
Total current assets	219,899	361,009
Property and equipment, net	29,491	49,653
Intangible assets, net	15,995	19,384
Goodwill	61,729	74,235
Deferred incentive compensation and other charges	46,226	53,369
Deferred income taxes, net of current portion	9,646	7,655
Investment in unconsolidated entity	—	8,662
Other non-current assets	11,500	9,000
Marketable securities	86,179	122,621
Assets of discontinued operations	10,523	—
Total assets	$491,188	$705,588
Liabilities and Stockholders' Equity		
Current liabilities:		
Deferred revenue	$220,612	$313,958
Accounts payable and accrued liabilities	51,957	57,529
Accrued incentive compensation	13,283	18,691
Total current liabilities	285,852	390,178
Long-term deferred revenue	42,139	78,498
Other long-term liabilities	11,015	19,865
Liabilities of discontinued operations	3,590	—
Total liabilities	342,596	488,541
Stockholders' equity:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, zero shares issued and outstanding	—	—
Common stock, par value $0.01; 90,000,000 shares authorized, 22,530,909 and 23,497,280 shares issued as of March 31, 2011 and 2012, respectively, and 16,010,238 and 16,864,890 shares outstanding as of March 31, 2011 and 2012, respectively	225	235
Additional paid-in capital	267,242	315,648
Retained earnings	164,449	189,742
Accumulated elements of other comprehensive (loss) income	(120)	1,206
Treasury stock, at cost, 6,520,671 and 6,632,390 shares as of March 31, 2011 and 2012, respectively	(283,204)	(289,784)
Total stockholders' equity	148,592	217,047
Total liabilities and stockholders' equity	$491,188	$705,588

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

The Advisory Board Company and Subsidiaries

	Year Ended March 31,		
(In thousands, except per share amounts)	2010	2011	2012
Revenue	$232,610	$283,439	$370,345
Costs and expenses:			
Cost of services	118,443	149,043	203,187
Member relations and marketing	52,533	64,295	73,875
General and administrative	32,133	38,225	47,892
Depreciation and amortization of property and equipment	6,391	5,971	9,033
Write-off of capitalized software	7,397	—	—
Operating income	15,713	25,905	36,358
Other income, net	2,340	1,866	3,034
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	18,053	27,771	39,392
Provision for income taxes	(6,192)	(9,691)	(15,203)
Equity in loss of unconsolidated entity	—	—	(1,337)
Net income from continuing operations	11,861	18,080	22,852
Discontinued operations:			
(Loss)/income from discontinued operations, net of tax	(428)	444	286
Gain on sale of discontinued operations, net of tax	—	—	2,155
Net (loss)/income from discontinued operations	(428)	444	2,441
Net income	$ 11,433	$ 18,524	$ 25,293
Earnings per share—basic:			
Net income from continuing operations	$ 0.77	$ 1.15	$ 1.39
Net (loss)/income from discontinued operations	$ (0.03)	$ 0.03	$ 0.15
Net income per share—basic	$ 0.74	$ 1.18	$ 1.54
Earnings per share—diluted:			
Net income from continuing operations	$ 0.76	$ 1.10	$ 1.32
Net (loss)/income from discontinued operations	$ (0.03)	$ 0.03	$ 0.14
Net income per share—diluted	$ 0.73	$ 1.13	$ 1.46
Weighted average number of shares outstanding:			
Basic	15,515	15,733	16,404
Diluted	15,692	16,415	17,330

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

The Advisory Board Company and Subsidiaries

	Common Shares		Additional	Retained	Accumulated Elements of Other Comprehensive	Treasury		Comprehensive
(In thousands, except share amounts)	Stock	Amount	Paid-in Capital	Earnings	Income (Loss)	Stock	Total	Income
Balance as of March 31, 2009	15,558,894	$217	$ 233,794	$ 134,492	$ 1,307	$ (270,911)	$ 98,899	$21,235
Proceeds from exercise of stock options	11,500	–	214	–	–	–	214	–
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	75,364	1	(1,249)	–	–	–	(1,248)	–
Deficient tax benefits from stock-based awards	–	–	(811)	–	–	–	(811)	–
Proceeds from issuance of common stock under employee stock purchase plan	5,573	–	148	–	–	–	148	–
Stock-based compensation expense	–	–	12,152	–	–	–	12,152	–
Purchases of treasury stock	(146,179)	–	–	–	–	(3,999)	(3,999)	–
Reversal of deferred tax asset for option cancellation	–	–	(4,700)	–	–	–	(4,700)	–
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($94)	–	–	–	–	(273)	–	(273)	(273)
Net income	–	–	–	11,433	–	–	11,433	11,433
Balance as of March 31, 2010	15,505,152	$218	$ 239,548	$ 145,925	$ 1,034	$ (274,910)	$111,815	$ 11,160
Proceeds from exercise of stock options	605,641	6	17,770	–	–	–	17,776	–
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	84,039	1	(1,628)	–	–	–	(1,627)	–
Excess tax benefits from stock-based awards	–	–	2,569	–	–	–	2,569	–
Proceeds from issuance of common stock under employee stock purchase plan	4,336	–	191	–	–	–	191	–
Stock-based compensation expense	–	–	8,792	–	–	–	8,792	–
Purchases of treasury stock	(188,930)	–	–	–	–	(8,294)	(8,294)	–
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($619)	–	–	–	–	(1,154)	–	(1,154)	(1,154)
Net income	–	–	–	18,524	–	–	18,524	18,524
Balance as of March 31, 2011	16,010,238	$225	$ 267,242	$ 164,449	$ (120)	$ (283,204)	$148,592	$ 17,370
Proceeds from exercise of stock options	887,755	8	31,026	–	–	–	31,034	–
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	75,274	2	(2,421)	–	–	–	(2,419)	–
Excess tax benefits from stock-based awards	–	–	7,593	–	–	–	7,593	–
Proceeds from issuance of common stock under employee stock purchase plan	3,342	–	222	–	–	–	222	–
Stock-based compensation expense	–	–	11,986	–	–	–	11,986	–
Purchases of treasury stock	(111,719)	–	–	–	–	(6,580)	(6,580)	–
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes of ($654)	–	–	–	–	1,326	–	1,326	1,326
Net income	–	–	–	25,293	–	–	25,293	25,293
Balance as of March 31, 2012	16,864,890	$235	$ 315,648	$ 189,742	$ 1,206	$ (289,784)	$217,047	$26,619

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

The Advisory Board Company and Subsidiaries

	Year Ended March 31,		
(In thousands)	2010	2011	2012
Cash flows from operating activities:			
Net income	$11,433	$18,524	$ 25,293
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	6,391	5,971	9,033
Write-off of capitalized software	7,397	—	—
Amortization of intangible assets	1,644	4,723	5,623
Deferred income taxes	(8,136)	(1,511)	(85)
Excess tax benefits from stock-based awards	—	(2,569)	(7,593)
Stock-based compensation expense	12,152	8,792	11,986
Amortization of marketable securities premiums	633	741	1,295
Gain on sale of discontinued operations	—	—	(3,510)
Gain on investment in common stock warrant	—	—	(450)
Equity in loss of unconsolidated entity	—	—	1,337
Changes in operating assets and liabilities:			
Membership fees receivable	(25,822)	(32,346)	(104,203)
Prepaid expenses and other current assets	1,799	(3,339)	386
Deferred incentive compensation and other charges	(10,826)	(8,663)	(7,143)
Deferred revenues	36,277	56,310	132,279
Accounts payable and accrued liabilities	9,532	9,573	17,564
Accrued incentive compensation	4,832	394	5,082
Other long-term liabilities	(635)	(6,131)	5,950
Net cash provided by operating activities	46,671	50,469	92,844
Cash flows from investing activities:			
Purchases of property and equipment	(1,802)	(10,317)	(29,194)
Capitalized external use software development costs	(742)	(2,012)	(2,825)
Cash paid for acquisition, net of cash acquired	(13,600)	(42,605)	(17,694)
Proceeds from sale of discontinued operations, net of selling costs	—	—	7,803
Redemptions of marketable securities	45,412	26,080	25,480
Purchases of marketable securities	(28,561)	(63,083)	(65,990)
Other investing activities	(5,000)	—	(10,000)
Net cash used in investing activities	(4,293)	(91,937)	(92,420)
Cash flows from financing activities:			
Proceeds from issuance of common stock from exercise of stock options	214	17,770	31,026
Withholding of shares to satisfy minimum employee tax withholding for vested restricted stock units	(1,249)	(1,628)	(2,421)
Proceeds from issuance of common stock under employee stock purchase plan	148	191	222
Excess tax benefits from stock-based awards	—	2,569	7,593
Purchases of treasury stock	(3,999)	(8,294)	(6,580)
Net cash (used in)/provided by financing activities	(4,886)	10,608	29,840
Net increase/(decrease) in cash and cash equivalents	37,492	(30,860)	30,264
Cash and cash equivalents, beginning of period	23,746	61,238	30,378
Cash and cash equivalents, end of period	$61,238	$30,378	$ 60,642
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$12,958	$12,068	$ 7,605

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

The Advisory Board Company and Subsidiaries

Note 1. Business Description

The Advisory Board Company (individually and collectively with its subsidiaries, the "Company") provides best practices research and analysis, software tools, and management and advisory services to hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, universities, and other educational institutions through discrete programs. Members of each program are typically charged a fixed annual fee and have access to an integrated set of services that may include best practices research studies, executive education seminars, customized research briefs, web-based access to the program's content database, and business intelligence and software tools.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain prior-period amounts have been reclassified to conform to the current-period presentation.

The Company accounts for joint venture entities and subsidiary partnerships that are not variable interest entities in accordance with the guidance applicable to limited partnerships or similar entities. The Company evaluates the partnership of each joint venture entity and determines whether control over the partnership lies with the general partner or, when the limited partners have certain rights, with the limited partners. The Company would consolidate an investment when both (1) the Company is the general partner, and (2) the limited partner interests do not overcome the Company's presumption of control by having either substantive participating rights, the ability to remove the Company as the general partner, or the ability to dissolve the partnership.

The Company generally uses the equity method under all other potential scenarios, including (1) where the Company holds a general partner interest but the presumption of control by the Company is overcome by the limited partner interests as described in the preceding paragraph, and (2) where the Company holds a noncontrolling limited partner interest in a joint venture. Investments in which the Company has little or no influence are accounted for using the cost method.

Cash Equivalents and Marketable Securities

Included in cash equivalents are marketable securities with original maturities of three months or less at purchase. Investments with original maturities of more than three months are classified as marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date. As of March 31, 2011 and 2012, the Company's marketable securities consisted of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of other comprehensive income, net of tax. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities.

Property and Equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership programs, the Company provides software tools under a hosting arrangement where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement.

Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in the depreciation and amortization of property and equipment line item of the Company's consolidated statements of income. Acquired developed software is amortized over its estimated useful life of nine years based on the cash flow estimate used to determine the value of the intangible asset.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Business Combinations

The Company records acquisitions using the purchase method of accounting. All of the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration are recognized at their fair value on the acquisition date. All subsequent changes to a valuation allowance or uncertain tax position that relate to the acquired company and existed at the acquisition date that occur both within the measurement period and as a result of facts and circumstances that existed at the acquisition date are recognized as an adjustment to goodwill. All other changes in valuation allowance are recognized as a reduction or increase to expense or as a direct adjustment to additional paid-in capital as required. Any acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. Acquisition-related costs are recorded as expenses in the consolidated financial statements. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Goodwill and Other Intangible Assets

The excess cost of an acquisition over the fair value of the net assets acquired is recorded as goodwill. The primary factors that generate goodwill are the value of synergies between the acquired entities and the Company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. The Company's goodwill and other intangible assets with indefinite lives are not amortized, but rather tested for impairment on an annual basis on March 31, or more frequently if events or changes in circumstances indicate potential impairment. The Company has concluded that its reporting units used to assess goodwill impairment are the same as its operating segments.

The Company early adopted Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment" on March 31, 2012 in connection with the performance of its annual goodwill impairment test. The new guidance provides entities with the option of first performing a qualitative assessment on a reporting unit to determine whether further quantitative impairment testing is necessary. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is performed. If the quantitative testing indicates that goodwill is impaired, the carrying value of goodwill is written down to fair value. If the quantitative testing is performed, the Company would determine the fair value of its reporting units based on the income approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Based on the Company's qualitative assessment as of March 31, 2012, management believed that no reporting unit was at risk of failing an impairment test that would result in a material impairment charge. No quantitative testing was deemed necessary.

Other intangible assets consist of capitalized software for sale and acquired intangibles. The Company capitalizes consulting costs and payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. The Company determines that technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, the Company ceases capitalizing costs and begins amortizing the intangible asset on a straight-line basis over its estimated useful life. The weighted average estimated useful life of capitalized software is five years. Other intangible assets include those assets that arise from business combinations consisting of developed technology, non-competition covenants, trademarks, contracts, and customer relationships that are amortized, on a straight-line basis, over six months to ten years. Finite-lived intangible assets are required to be amortized over their useful lives and are evaluated for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Recovery of Long-Lived Assets (Excluding Goodwill)

The Company records long-lived assets, such as property and equipment, at cost. The carrying value of long-lived assets is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired. If it is determined that an asset's carrying value is impaired, a write-down of the carrying value of the identified asset will be recorded as an operating expense on the consolidated statements of income in the period in which the determination is made.

Revenue Recognition

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectibility is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable during the subsequent twelve month period and related deferred revenue are recorded upon the commencement of the membership or collection of fees, if earlier. In many of the Company's higher priced programs and membership agreements with terms that are greater than one year, fees may be billed on an installment basis.

Multiple-Deliverable Arrangements

In October 2009, the FASB amended the accounting standards for revenue recognition with multiple elements for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The amended guidance allows the use of management's best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence, or "VSOE," or third-party evidence, or "TPE," is unavailable. Additionally, the guidance eliminates the residual method of revenue recognition in accounting for multiple element arrangements and expands the disclosure requirements for revenue recognition. This guidance was adopted prospectively by the Company on April 1, 2011, and as a result, the Company has updated its accounting policy for revenue recognition related to multiple-deliverable arrangements. The Company has historically recognized and will continue to recognize the majority of its revenue on a ratable basis over the term of the memberships under the new guidance. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

The Company's membership agreements with its customers generally include more than one deliverable. Deliverables are determined based upon the availability and delivery method of the services and may include: best practices research; executive education curricula; web-based content, databases, and calculators; performance or benchmarking reports; diagnostic tools; interactive advisory support; and software tools. Access to such deliverables is generally available on an unlimited basis over the membership period. When an agreement contains multiple deliverables, the Company reviews the deliverables to determine if they qualify as separate units of accounting. In order for deliverables in a multiple-deliverable arrangement to be treated as separate units of accounting, the deliverables must have standalone value upon delivery, and delivery or performance of undelivered items in an arrangement with a general right of return must be probable. If the Company determines that there are separate units of accounting, arrangement consideration at the inception of the membership period is allocated to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes VSOE if available; TPE if VSOE is not available; or best estimate of selling price if neither VSOE nor TPE is available.

The Company's membership programs may contain certain deliverables that do not have standalone value and therefore are not accounted for separately. In general, the deliverables in membership programs are consistently available throughout the membership period, and, as a result, the consideration is recognized ratably over the membership period. When a service offering includes unlimited and limited service offerings, revenue is then recognized over the appropriate service period, either ratably, if the service is consistently available, or, if the service is not consistently available, upon the earlier of the delivery of the service or the completion of the membership period, provided that all other criteria for recognition have been met.

Certain membership programs incorporate hosted software tools. In many of these agreements, members are charged set-up fees in addition to subscription fees for access to the hosted web-based business intelligence tools and related membership services. Both set-up fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally three years and is consistent with the pattern of the delivery of services under these arrangements. Upon launch of a new program that incorporates a software tool, all program revenue is deferred until the program is generally available for release to the Company's membership, and then recognized ratably over the remainder of the contract term of each agreement.

The Company also performs professional services sold under separate agreements that include management and consulting services. The Company recognizes professional services revenues on a time-and-materials basis as services are rendered.

Allowance for Uncollectible Revenue

The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific member collection issues that have been identified, general market conditions, and current economic trends. Membership fees receivable balances are not collateralized.

Deferred Incentive Compensation and Other Charges

Incentive compensation to employees related to the negotiation of new and renewal memberships, license fees to third-party vendors for tools, data, and software incorporated in specific memberships that include software tools, and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. Certain potential common share equivalents were not included in the computation because their effect was anti-dilutive. Fully diluted shares outstanding for the fiscal year ended March 31, 2012 includes 55,187 contingently issuable shares related to the component of the Southwind Health Partners, L.L.C. and Southwind Navigator, LLC (together, "Southwind") earn-out estimated to be settled in stock. For additional information regarding these shares, see Note 8, "Fair value measurements."

A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2010	2011	2012
Basic weighted average common shares outstanding	15,515	15,733	16,404
Effect of dilutive outstanding stock-based awards	177	649	871
Dilutive impact of earn-out liability	—	33	55
Diluted weighted average common shares outstanding	15,692	16,415	17,330

In the fiscal years ended March 31, 2010, 2011, and 2012, 1.75 million, 0.5 million, and 39,000 shares, respectively, related to share-based compensation awards have been excluded from the calculation of the effect of dilutive outstanding stock-based awards shown above because their effect was anti-dilutive.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of membership fees receivable, cash and cash equivalents, and marketable securities. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses. No one member accounted for more than 1% of revenue for any period presented. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents, and marketable securities.

In the fiscal year ended March 31, 2010, the Company generated approximately 4.0% of revenue from members outside the United States. For each of the fiscal years ended March 31, 2011 and 2012, the Company generated approximately 3.5% of revenue from members outside the United States. The Company's limited international operations subject the Company to risks related to currency exchange fluctuations. Prices for the Company's services sold to members located outside the United States are sometimes denominated in local currencies. As a consequence, increases in the U.S. dollar against local currencies in countries where the Company has members would result in a foreign exchange loss recognized by the Company.

Other Income, Net

Other income, net for the fiscal year ended March 31, 2010 includes $2.3 million of interest income earned from the Company's marketable securities, and a $46,000 gain on foreign exchange rates. Other income, net for the fiscal year ended March 31, 2011 includes $1.7 million of interest income earned from the Company's marketable securities, and a $158,000 gain on foreign exchange rates. Other income, net for the fiscal year ended March 31, 2012 includes $2.4 million of interest income earned from the Company's marketable securities, a $149,000 gain on foreign exchange rates, and a $450,000 gain on an investment in common stock warrants.

Income Taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, membership fees receivable, accrued expenses, and accounts payable. The carrying value of the Company's financial instruments as of March 31, 2011 and 2012 approximates their fair value due to their short term nature. The Company's marketable securities consisting of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds are classified as available-for-sale and are carried at fair market value based on quoted market prices. The Company's financial instruments also include a cost method investment in the convertible preferred stock of a company that provides revenue-cycle technology. This investment is in a preferred security that is not marketable; therefore, it is not practicable to estimate the fair value of this financial instrument.

Derivative Instruments

The Company holds warrants to purchase common stock in an entity that meet the definition of a derivative. Derivative instruments are carried at fair value on the consolidated balance sheets. Gains or losses from changes in the fair value of the warrants are recognized on the consolidated statements of income in the period in which they occur.

Discontinued Operations

The Company presents the assets and liabilities of programs which meet the criteria for discontinued operations separately in the consolidated balance sheets. In addition, the results of operations for those discontinued operations are presented as such in the Company's consolidated statements of income. For periods prior to the program qualifying for discontinued operations, the Company reclassifies the results of operations to discontinued operations. In addition, the net gain or loss (including any impairment loss) on the disposal is presented as discontinued operations when recognized. The change in presentation for discontinued operations does not have any impact on the Company's financial condition or results of operations. The Company combines the operating, investing, and financing portions of cash flows attributable to discontinued operations with the respective cash flows from continuing operations on the accompanying consolidated statements of cash flows.

Research and Development Costs

Costs related to the research and development of new programs are expensed when incurred. Research and development costs were immaterial for the fiscal years presented.

Stock-Based Compensation

The Company has several stock-based compensation plans which are described more fully in Note 12, "Stock-based compensation." These plans provide for the granting of stock options and restricted stock units ("RSUs") to employees and non-employee members of the Company's Board of Directors. Stock-based compensation cost is measured at the grant date of the stock-based awards based on their fair values, and is recognized as an expense in the consolidated statements of income over the vesting periods of the awards. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant. The Company calculates the fair value of all stock option awards, with the exception of the stock options issued with market-based conditions, on the date of grant using the Black-Scholes model. The fair value of stock options issued with market-based conditions is calculated on the date of grant using a lattice option-pricing model. Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain.

Operating Leases

The Company recognizes rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease-incentives relating to allowances provided by landlords are amortized over the term of the lease as a reduction of rent expense. The Company recognizes sublease income on a straight-line basis over the term of the sublease, including free rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Use of Estimates in Preparation of Consolidated Financial Statements

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require the Company to make certain estimates, judgments, and assumptions. For cases where the Company is required to make certain estimates, judgments, and assumptions, the Company believes that the estimates, judgments, and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments, and assumptions are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments, or assumptions and actual results, the Company's financial statements will be affected. The Company's estimates, judgments, and assumptions may include: estimates of bad debt reserves; estimates of the fair value of warrants to purchase common stock; estimates to establish employee bonus and commission accruals; estimates of the fair value of contingent earn-out liabilities; estimates of the useful lives of acquired or internally developed intangible assets; estimates of the fair value of goodwill and intangibles and evaluation of impairment; determination of when investment impairments are other-than-temporary; estimates in stock-based compensation forfeiture rates; and estimates of the potential for future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Recent Accounting Pronouncements

Changes to GAAP are established by the FASB in the form of ASUs to the FASB's Accounting Standards Codification. The Company considers the applicability and impact of all recent ASUs. ASUs not listed below were assessed and determined to be not applicable or are expected to have minimal impact on the Company's consolidated financial position and results of operations.

Recently Adopted

The following is a summary of the new accounting guidance issued and applicable to the Company for the fiscal year ended March 31, 2012.

In October 2009, the FASB amended the accounting standards for revenue arrangements with software elements. The amended guidance modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product's essential functionality. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. This guidance was adopted by the Company on April 1, 2011. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

The Company adopted the amended accounting standards for revenue recognition with multiple elements on April 1, 2011 as discussed above.

In September 2011, the FASB issued amendments to the goodwill impairment guidance which allows companies to assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative two-step goodwill impairment test is required. An entity has the unconditional option to bypass the qualitative assessment and proceed directly to performing the first step of the quantitative goodwill impairment test. The Company early adopted this guidance on March 31, 2012. The adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In May 2011, the FASB issued amendments to the disclosure requirements for common fair value measurement. This amendment represents the converged guidance of the FASB and the International Accounting Standards Board on fair value measurement. The guidance clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, addresses the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. The Company adopted this guidance on January 1, 2012. The adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

Accounting Pronouncements Not Yet Adopted

In June 2011, the FASB amended its guidance on the presentation of comprehensive income in financial statements to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items that are recorded in other comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either a single continuous statement of comprehensive income, or in two separate but consecutive statements. The new guidance eliminates the option to present components of other comprehensive income as part of the statement of equity. The provisions of this new guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued an update which indefinitely defers the guidance related to the presentation of reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The update is effective for annual reporting periods beginning on or after December 15, 2011 and interim periods within that fiscal year. The Company does not expect the adoption of this guidance to have a material effect on its financial position or results of operations.

Note 3. Acquisitions

PivotHealth

On August 1, 2011, the Company acquired for cash substantially all the assets of PivotHealth, LLC ("PivotHealth"), a leading physician practice management firm. The Company acquired PivotHealth to supplement its existing physician practice management capabilities and provide new growth opportunities with the addition of PivotHealth's expertise in long-term physician practice management. The total purchase price, net of cash acquired, of $19.8 million consisted of an initial payment of $15.0 million of cash; the fair value of estimated additional contingent cash payments of $2.9 million; and an additional $1.9 million placed into escrow, which can be released through the first anniversary of the acquisition date as certain indemnity conditions are satisfied. The additional contingent cash payments, which have no guaranteed minimum or maximum, will become due and payable to the former owner of the PivotHealth business if certain revenue targets are achieved over the evaluation periods beginning at the acquisition date and extending through December 31, 2014. A $0.2 million upward adjustment was made to the fair value of the contingent liabilities during the period from acquisition to March 31, 2012. This adjustment was recorded in cost of services on the accompanying consolidated statements of income and increased the liability to $3.1 million as of March 31, 2012. See Note 8, "Fair value measurements," for further details.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of August 1, 2011. The Company's fair value of identifiable tangible and intangible assets was determined by using estimates and assumptions in combination with a valuation using an income approach from a market participant perspective. Of the total estimated purchase price, $1.8 million was allocated to acquired tangible assets, $1.0 million was allocated to assumed liabilities, and $6.4 million was allocated to intangible assets, which consist of the value assigned to customer related intangibles of $6.0 million, primarily customer relationships and trademarks, and employee related intangibles of $0.4 million. The acquired customer and employee related intangibles have estimated lives ranging from six months to nine years based on the cash flow estimates used to create the valuation models of each identifiable asset with a weighted average amortization period of 6.5 years. Approximately $12.6 million was allocated to goodwill, which represents synergistic benefits expected to be generated from scaling PivotHealth's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

Acquisition related transaction costs of $0.4 million, including actual and estimated legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2012. The financial results of PivotHealth are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

Cielo

On February 1, 2011, the Company acquired for cash substantially all the assets of Cielo MedSolutions, LLC ("Cielo"), a leading provider of population management analytics and patient registry software in the ambulatory environment. The Company acquired Cielo to enhance its existing suite of physician performance management solutions through the addition of analytics and workflow tools that give providers visibility across a patient population to enable appropriate clinical decisions. The total purchase price of $11.7 million consisted of an initial payment of $7.3 million of cash and the initial fair value of estimated additional contingent cash payments of $4.4 million. These additional contingent payments, which will not exceed $7.3 million, will become due and payable to the former owner of the Cielo business if certain product development and subscription milestones are met over the evaluation periods beginning at the acquisition date and extending through July 31, 2012. A $0.1 million downward adjustment was made to the fair value of the contingent liabilities during the fiscal year ended March 31, 2012. This adjustment was recorded in cost of services on the accompanying consolidated statements of income. As of March 31, 2012, the portion of the contingent payments relating to the product development milestones had been finalized and a total of approximately $3.0 million had been earned by and paid to the former owner of the Cielo business. The fair value of the remaining contingent liability was $1.3 million as of March 31, 2012. See Note 8, "Fair value measurements," for further details. The Company allocated

$3.8 million to intangible assets with a weighted average amortization period of five years and allocated $8.1 million to goodwill, which represents synergistic benefits expected to be generated from scaling Cielo's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of February 1, 2011. The Company's fair value of identifiable tangible and intangible assets was determined by using estimates and assumptions in combination with a valuation using an income approach from a market participant perspective. Of the total estimated purchase price, $0.4 million was allocated to acquired assets, $0.4 million was allocated to assumed liabilities, and $3.8 million was allocated to intangible assets, which consist of the value assigned to acquired technology related intangibles of $3.0 million and customer relationships and employee related intangibles of $0.8 million.

Acquisition related transaction costs of $0.4 million, including actual and estimated legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2011. The financial results of Cielo are included in the Company's consolidated financial statements from the date of acquisition. Pro forma financial information for this acquisition has not been presented because the effects were not material to the Company's historical consolidated financial statements.

Concuity

On April 1, 2010, the Company acquired for cash all outstanding shares of the health care division of Trintech Group plc ("Concuity"), a leading provider of a contract and payment management solution for hospitals and physician groups. The Company acquired Concuity to supplement its revenue cycle portfolio by incorporating Concuity's web-based ClearContracts software tool into a new program. The total purchase price consisted of an initial payment of $34.0 million, and an additional $4.0 million placed into escrow, which was to be released through December 31, 2011 as certain business performance and indemnity conditions were satisfied. At the time of the acquisition, and through September 30, 2011, the fair value of this contingent consideration was estimated to be $4.0 million. As a result of events that occurred between September 30, 2011 and December 31, 2011, it was determined that the business performance conditions were not satisfied. As a result, the $4.0 million escrow was released, and the Company recognized a gain through cost of services on the accompanying consolidated statements of income representing the reduction in the fair value of the contingent consideration liability from $4.0 million to zero. For additional information, see Note 8, "Fair value measurements." The Company allocated $11.3 million to intangible assets with a weighted average amortization period of five years. Approximately $21.8 million was allocated to goodwill, which represents synergistic benefits expected to be generated from scaling Concuity's offerings across the Company's large membership base. Goodwill is deductible for tax purposes.

The total purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values as of April 1, 2010. The Company's fair value of identifiable tangible and intangible assets was determined by using estimates and assumptions in combination with a valuation using an income approach from a market participant perspective. Of the total estimated purchase price, $14.1 million was allocated to acquired tangible assets, $3.0 million was allocated to assumed liabilities, and $5.0 million was allocated to intangible assets, which consist of the value assigned to customer related intangibles of $4.0 million, primarily customer relationships and trademarks, employee related intangibles of $0.5 million, and trademarks of $0.5 million. The acquired developed technology, customer related intangible assets, employee related intangible assets, and trademarks have estimated lives of 5.0 years, 5.0 years, 5.0 years, and 4.0 years, respectively, which is consistent with the cash flow estimates used to create the valuation models of each identifiable asset. The acquired developed technology, customer related intangible assets, employee related intangible assets, and trademarks are included in intangible assets, net on consolidated balance sheets.

Acquisition related transaction costs of $1.1 million, including legal, accounting, and other professional fees directly related to the acquisition, are included in general and administrative expenses on the accompanying consolidated statements of income for the fiscal year ended March 31, 2010.

Note 4. Investment in Unconsolidated Entity

On August 31, 2011, the Company entered into an agreement with UPMC to establish Evolent Health, Inc. ("Evolent") for the purpose of driving provider-led, value-driven care with innovative technology, integrated data and analytics, and services. The Company provided $10.0 million and other non-cash contributions to Evolent for an initial equity interest of 44% and the right to appoint one person to Evolent's board of directors. In addition, a member of the Company's Board of Directors serves as the chief executive officer for Evolent. As of March 31, 2012, the Company's equity interest in Evolent was 39%. The Company exercises significant influence over Evolent, but does not control Evolent and is not the primary beneficiary of Evolent's activities. The Company's investment in Evolent is accounted for under the equity method of accounting, with the Company's proportionate share of the income or loss recognized in the consolidated statements of income. This investment will be evaluated for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. The Company believes that no such impairment indicators existed during the fiscal year ended March 31, 2012.

Note 5. Other Non-Current Assets

In June 2009, the Company invested in the convertible preferred stock of a private company that provides technology tools and support services to health care providers, including the Company's members. In addition, the Company entered into a licensing agreement with that company. As part of its investment, the Company received warrants to purchase up to 6,015,000 shares of the company's common stock at an exercise price of $1.00 per share as certain performance criteria are met. The warrants are exercisable through June 19, 2019. The warrants contain a net settlement feature and therefore are considered to be a derivative financial instrument. The warrants are recorded at their fair value, which was $450,000 as of March 31, 2012 and zero as of March 31, 2011, and are included in other non-current assets on the accompanying consolidated balance sheets. The change in the fair value of the warrants is recorded in other income, net on the accompanying consolidated statements of income. For additional information regarding the fair value of these warrants, see Note 8, "Fair value measurements." The convertible preferred stock investment is recorded at cost, and the carrying amount of this investment as of March 31, 2012 of $5.0 million is included in other non-current assets on the accompanying consolidated balance sheets. The convertible preferred stock accrues dividends at an annual rate of 8% that are payable if and when declared by the investee's board of directors. As of March 31, 2012, no dividends had been declared by the investee or recorded by the Company. This investment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of this asset may not be recoverable. The Company believes that no such impairment indicators existed during the fiscal year ended March 31, 2011 or 2012.

Note 6. Discontinued Operations

On January 20, 2012, the Company sold its OptiLink business to Kronos Incorporated ("Kronos") for $8.9 million in cash, net of selling costs. The OptiLink business, which is headquartered in a suburb of Portland, Oregon, employed approximately 35 employees who transferred to Kronos. The carrying amounts of the major classes of assets and liabilities sold consisted of (in thousands):

	March 31,	
	2011	2012
Assets:		
Membership fees receivable, net	$ 2,604	$ —
Property and equipment, net	38	—
Intangible assets, net	2,455	—
Goodwill	5,426	—
Total assets	10,523	—
Current liabilities	3,590	—
Net assets sold	$ 6,933	$ —

The components of discontinued operations included in the consolidated statements of income consisted of (in thousands):

	Year Ended March 31,		
	2010	2011	2012
Revenue	$6,713	$ 6,809	$ 4,985
Costs and expenses:			
Cost of services	5,969	5,353	4,330
Member relations and marketing	1,395	774	189
Gain on disposal	—	—	3,510
(Loss)/income from discontinued operations before provision for income taxes	(651)	682	3,976
Benefit/(provision) for income taxes	223	(238)	(1,535)
Net (loss)/income from discontinued operations, net of provision for income taxes	$ (428)	$ 444	$ 2,441

Note 7. Marketable Securities

The aggregate value, amortized cost, gross unrealized gains, and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2012			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government-sponsored enterprises	$ 33,472	$ 33,543	$ 130	$ 201
Tax exempt obligations of other states	93,972	92,028	2,667	723
	$127,444	$125,571	$2,797	$ 924

	As of March 31, 2011			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government-sponsored enterprises	$ 23,721	$ 24,042	$ 164	$ 485
Tax exempt obligations of other states	62,458	62,310	1,109	961
	$ 86,179	$ 86,352	$1,273	$1,446

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2012	
	Fair Market Value	Amortized Cost
Matures in less than 1 year	$ 4,823	$ 4,734
Matures after 1 year through 5 years	34,786	33,557
Matures after 5 years through 10 years	87,835	87,280
	$ 127,444	$125,571

There were no gross realized gains or losses on sales of available-for-sale investments in the fiscal year ended March 31, 2012. The gross realized losses on sales of available-for-sale investments were $23,000 and $124,000 for the fiscal years ended March 31, 2010 and 2011, respectively.

The weighted average maturity on all marketable securities held by the Company as of March 31, 2012 was approximately 6.7 years. Pre-tax net unrealized gains on the Company's investments of $1.9 million as indicated above were caused by the decrease in market interest rates compared to the average interest rate of the Company's marketable securities portfolio. Of this amount, $89,000 is related to investments that mature before March 31, 2013. The Company purchased certain of its investments at a premium or discount to their relative fair values. The Company does not intend to sell these investments and it is not more likely than not that it will be required to sell the investments before recovery of the amortized cost bases, which may be maturity; therefore, the Company does not consider these investments to be other-than-temporarily impaired as of March 31, 2012. The Company has reflected the net unrealized gains and losses, net of tax, in accumulated other comprehensive income on the accompanying consolidated balance sheets. The Company uses the specific identification method to determine the cost of marketable securities that are sold.

Note 8. Fair Value Measurements

Financial Assets and Liabilities

The estimated fair values of financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The Company's financial instruments consist primarily of cash, cash equivalents, marketable securities, and common stock warrants. In addition, contingent earn-out liabilities resulting from business combinations are recorded at fair value. The following methods and assumptions are used to estimate the fair value of each class of financial assets or liabilities that are valued on a recurring basis.

Cash and cash equivalents. This includes all cash and liquid investments with an original maturity of three months or less from the date acquired. The carrying amount approximates fair value because of the short maturity of these instruments. Cash equivalents consist of money market funds with original maturity dates of less than three months for which the fair value is based on quoted market prices. The Company's cash and cash equivalents are held at major commercial banks.

Marketable securities. The Company's marketable securities, consisting of U.S. government-sponsored enterprise obligations and various state tax-exempt notes and bonds, are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Common stock warrants. The Company holds warrants to purchase common stock in an entity that provides technology tools and support services to health care providers, including the Company's members, that are exercisable for up to 6,015,000 of the shares of the entity, as certain performance criteria are met. The common stock warrants meet the definition of a derivative and are carried at fair value in other non-current assets on the accompanying consolidated balance sheets. Gains or losses from changes in the fair value of the warrants are recognized in other income, net on the accompanying consolidated statements of income. See Note 5, "Other non-current assets," for additional information. The fair value of these warrants is determined using a Black-Scholes-Merton model. Key inputs into this methodology are the estimate of underlying value of the common shares of the entity that issued the warrants and the estimate of level of performance criteria that will be achieved. The entity that issued the warrants is private, and the estimate of performance criteria to be met is Company specific. These inputs are unobservable and are considered key estimates made by the Company.

Contingent earn-out liabilities. This class of financial liabilities represents the Company's estimated fair value of the contingent earn-out liabilities related to acquisitions based on probability assessments of certain performance achievements during the earn-out periods. Contingent earn-out liabilities are included in other long-term liabilities on the accompanying consolidated balance sheets. See Note 3, "Acquisitions," for additional information.

Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The valuation can be determined using widely accepted valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). As a basis for applying a market-based approach in fair value measurements, GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity, such as discounted cash flow methodologies.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. There were no significant transfers between Level 1, Level 2, or Level 3 during the fiscal years ended March 31, 2011 or 2012.

The Company's population of financial assets and liabilities subject to fair value measurements on a recurring basis and the necessary disclosures are as follows (in thousands):

	Fair Value as of March 31, 2011	Fair Value Measurement as of March 31, 2011 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents[1]	$ 30,378	$ 30,378	$ —	$ —
Available-for-sale marketable securities[2]	86,179	86,179	—	—
Financial liabilities				
Contingent earn-out liabilities[3]	15,500	—	—	15,500

	Fair Value as of March 31, 2012	Fair Value Measurement as of March 31, 2012 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3
Financial assets				
Cash and cash equivalents[1]	$ 60,642	$ 60,642	$ —	$ —
Available-for-sale marketable securities[2]	127,444	127,444	—	—
Common stock warrants[4]	450	—	—	450
Financial liabilities				
Contingent earn-out liabilities[3]	20,200	—	—	20,200

(1) Fair value is based on quoted market prices.

(2) Fair value is determined using quoted market prices of the assets. For further detail, see Note 7, "Marketable securities."

(3) This fair value measurement is based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value using the income approach. In developing these estimates, the Company considered certain performance projections, historical results, and general macro-economic environment and industry trends.

(4) The fair value of the common stock warrants as of March 31, 2012 was calculated to be $0.26 per share using a Black-Scholes-Merton model. The significant assumptions were as follows: risk-free interest rate of 1.9%; expected term of 7.22 years; expected volatility of 41.51%; dividend yield of 0.0%; weighted average exercise price of $1.00 per share; and a range of warrants to become exercisable of between 1,400,000 and 1,800,000 shares. Prior to December 31, 2011, the assumptions concerning the value of the underlying common stock and the range of warrants that would become exercisable resulted in the fair value of the warrants being insignificant.

Common Stock Warrants

The Company's fair value estimate of the common stock warrants received in connection with its June 2009 investment was zero as of the investment date. Changes in the fair value of the common stock warrants subsequent to the investment date are recognized in earnings in the periods when the estimated fair value changes. The change in the fair value during the fiscal year ended March 31, 2012 was primarily driven by an increase in the estimated value of the common stock of the entity that issued the warrants combined with increases in the estimated performance targets that will be achieved. The following table represents a reconciliation of the change in the fair value of the common stock warrants for the fiscal years ended March 31, 2011 and 2012 (in thousands):

	As of March 31,	
	2011	2012
Beginning balance	$ —	$ —
Fair value change in common stock warrants[1]	—	450
Ending balance	$ —	$450

(1) Amounts were recognized in other income, net on the accompanying consolidated statements of income.

Contingent Earn-Out Liabilities

The Company entered into an earn-out agreement in connection with its acquisition of Southwind on December 31, 2009. The Company's fair value estimate of the Southwind earn-out liability was $5.6 million as of the date of acquisition. As of March 31, 2012, based on current facts and circumstances, the estimated aggregate fair value of this contingent obligation was increased to $15.8 million, which will be paid at various intervals, if earned, over the evaluation periods beginning on the acquisition date and extending through December 31, 2014. As of March 31, 2012, $1.9 million has been earned and paid to the former owners. The final amount paid will be made in a combination of cash and/or the Company's common stock. The Company's fair value estimate of the Cielo earn-out liability, which is payable in cash, was $4.4 million as of the date of acquisition. The estimated aggregate fair value of the remaining contingent obligation for Cielo as of March 31, 2012 was $1.3 million. The Company's fair value estimate of the PivotHealth earn-out liability, which is payable in cash, was $2.9 million as of the date of acquisition. The estimated aggregate fair value of the contingent obligation for PivotHealth as of March 31, 2012 was $3.1 million. The Company's fair value estimate of the Concuity earn-out liability, which was payable in cash, was $4.0 million as of the date of acquisition. This liability was released in December 2011 and the Company no longer has a contingent obligation with respect to the Concuity acquisition.

Changes in the fair value of the contingent earn-out liabilities subsequent to the acquisition date, including changes arising from events that occurred after the acquisition date, such as changes in the Company's estimate of performance achievements, discount rates, and stock price, are recognized in earnings in the periods when the estimated fair value changes. The following table represents a reconciliation of the change in the contingent earn-out liabilities for the fiscal years ended March 31, 2011 and 2012 (in thousands):

	As of March 31,	
	2011	2012
Beginning balance	$ 5,600	$15,500
Fair value change in Southwind contingent earn-out liability[1]	1,500	10,600
Fair value change in Cielo contingent earn-out liability[1]	—	(100)
Fair value change in PivotHealth contingent earn-out liability[1]	—	200
Southwind earn-out payment	—	(1,900)
Cielo earn-out payment	—	(3,000)
Addition of Concuity contingent earn-out liability	4,000	—
Addition of Cielo contingent earn-out liability	4,400	—
Addition of PivotHealth contingent earn-out liability	—	2,900
Reduction of Concuity contingent earn-out liability[1]	—	(4,000)
Ending balance	$15,500	$20,200

(1) Amounts were recognized in cost of services on the accompanying consolidated statements of income.

Non-Financial Assets and Liabilities

Certain assets and liabilities are not measured at fair value on an ongoing basis but instead are measured at fair value on a non-recurring basis; that is, such assets and liabilities are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of September 30, 2009, the Company concluded that certain capitalized software development costs were not fully recoverable based on projected cash flows attributable to those assets. As a result, certain assets held and used with a carrying amount of $8.8 million as of September 30, 2009 were written down to a fair value of $1.4 million, resulting in a pre-tax impairment charge of $7.4 million. The Company utilized the discounted cash flow method to determine the fair value of the capitalized software assets as of September 30, 2009. Cash flows were determined based on the Company's estimates of future operating results and discounted using an internal rate of return consistent with that used by the Company to evaluate cash flows of other assets of a similar nature. Due to the significant unobservable inputs inherent in discounted cash flow methodologies, this method is classified as Level 3 in the fair value hierarchy. For additional information related to this impairment, see Note 9, "Property and equipment."

During the fiscal years ended March 31, 2011 and 2012, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

Note 9. Property and Equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, capitalized internal software development costs, and acquired developed technology. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain of its membership programs, the Company provides software tools under hosting arrangements where the software application resides on the Company's or its service providers' hardware. The members do not take delivery of the software and only receive access to the software tools during the term of their membership agreement. Software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its estimated useful life, which is generally five years. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred.

The acquired developed technology is classified as software within property and equipment because the developed software application resides on the Company's or its service providers' hardware. Amortization for acquired developed software is included in depreciation and amortization of property and equipment on the Company's consolidated statements of income. Developed software obtained through acquisitions is amortized over its weighted average estimated useful life of approximately nine years based on the cash flow estimate used to determine the value of the asset. The amount of acquired developed software amortization included in depreciation and amortization of property and equipment for the fiscal years ended March 31, 2010, 2011, and 2012 was approximately $0.3 million, $0.4 million, and $0.9 million, respectively.

Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. There are no capitalized leases included in property and equipment for the periods presented. The amount of depreciation expense recognized on plant, property and equipment during the fiscal years ended March 31, 2010, 2011, and 2012 was $6.4 million, $6.0 million, and $9.0 million, respectively.

Internally developed capitalized software is classified as software within property and equipment and has an estimated useful life of five years. As of March 31, 2011 and 2012, the carrying value of internally developed capitalized software is $7.7 million and $15.1 million, respectively. Property and equipment consists of the following (in thousands):

	As of March 31,	
	2011	2012
Leasehold improvements	$ 15,696	$ 23,692
Furniture, fixtures and equipment	18,472	26,529
Software	30,524	43,211
	64,692	93,432
Accumulated depreciation and amortization	(35,201)	(43,779)
Property and equipment, net	$ 29,491	$ 49,653

The Company evaluates its long-lived assets for impairment when changes in circumstances exist that suggests the carrying value of a long-lived asset may not be fully recoverable. If an indication of impairment exists, and the Company's net book value of the related assets is not fully recoverable based upon an analysis of its estimated undiscounted future cash flows, the assets are written down to their estimated fair value. The Company did not recognize any material impairment losses on any of its long-lived assets during the fiscal year ended March 31, 2011 or 2012. As of September 30, 2009, the Company concluded that certain capitalized software development costs were not fully recoverable. As a result, the Company recognized a pre-tax impairment charge on capitalized software of $7.4 million during the three months ended September 30, 2009. For further discussion of the impairment and the valuation method used, see Note 8, "Fair value measurements."

Note 10. Goodwill and Intangibles

Included in the Company's goodwill and intangibles balances are goodwill and acquired intangibles and internally developed capitalized software for sale. Goodwill is not amortized as it has an estimated infinite life. Goodwill is reviewed for impairment at least annually as of March 31, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that no such impairment indicators existed during the fiscal year ended March 31, 2010, 2011, or 2012. There was no impairment of goodwill recorded in the fiscal year ended March 31, 2010, 2011, or 2012.

Changes in the carrying amount of goodwill are as follows (in thousands):

	As of March 31,	
	2011	2012
Beginning of year	$31,829	$61,729
Goodwill acquired	29,900	12,506
Ending balance	$61,729	$74,235

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range from six months to ten years. As of March 31, 2012, the weighted average remaining useful life of acquired intangibles was approximately 4.9 years. As of March 31, 2012, the weighted average remaining useful life of internally developed intangibles was approximately 4.2 years.

The gross and net carrying balances and accumulated amortization of intangibles are as follows (in thousands):

		As of March 31, 2011			As of March 31, 2012		
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangibles							
Internally developed intangible for sale:							
Capitalized software	5.0	$ 1,103	$ (36)	$ 1,067	$ 3,048	$ (380)	$ 2,668
Acquired intangibles:							
Developed software	4.9	6,988	(1,988)	5,000	6,450	(2,567)	3,883
Customer relationships	7.5	8,200	(1,320)	6,880	11,900	(2,914)	8,986
Trademarks	3.7	2,000	(500)	1,500	2,700	(1,625)	1,075
Non-compete agreements	4.3	750	(205)	545	1,100	(393)	707
Customer contracts	4.9	3,713	(2,710)	1,003	5,199	(3,134)	2,065
Total other intangibles		$22,754	$(6,759)	$15,995	$30,397	$(11,013)	$19,384

Amortization expense for intangible assets for the fiscal years ended March 31, 2010, 2011, and 2012, recorded in cost of services on the accompanying consolidated statements of income, was approximately $1.6 million, $4.7 million, and $5.6 million, respectively. The following approximates the anticipated aggregate amortization expense to be recorded in cost of services on the consolidated statements of income for each of the following five fiscal years ending March 31, 2013 through 2017: $4.5 million, $4.5 million, $4.3 million, $1.5 million, and $1.0 million, respectively, and $2.3 million thereafter.

Note 11. Membership Fees Receivable

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2011	2012
Billed fees receivable	$ 37,372	$ 60,063
Unbilled fees receivable	144,071	227,061
	181,443	287,124
Allowance for uncollectible revenue	(4,885)	(5,540)
Membership fees receivable, net	$176,558	$281,584

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable represent fees due to be billed to members who have elected to pay for their membership on an installment basis and all of the unbilled fees recorded are expected to be billed in the next twelve months.

Note 12. Stock-Based Compensation

Equity Incentive Plans

The Company issues awards, including stock options and RSUs, under the Company's 2005 Stock Incentive Plan (the "2005 Plan") and 2009 Stock Incentive Plan (the "2009 Plan"), and issued such awards, through September 11, 2009 under the Company's 2006 Stock Incentive Plan (the "2006 Plan"). Upon approval of the 2009 Plan by the Company's stockholders on September 11, 2009, the 2006 Plan was frozen with respect to new awards.

On September 13, 2011, the Company's stockholders approved an amendment to the 2009 Plan that increased the number of shares of common stock authorized for issuance under the plan by 1,250,000 shares. The aggregate number of shares of the Company's common stock available for issuance under the 2009 Plan, as amended, may not exceed 2,305,000 shares, plus the number of shares that remained available for issuance under the 2006 Plan as of June 26, 2009 and the number of shares subject to outstanding awards under the 2006 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2006 Plan and the 2009 Plan have a five-year maximum contractual term. The aggregate number of shares of the Company's common stock available for issuance under the 2005 Plan may not exceed 1,600,000 shares, plus the number of shares that remained available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan") as of November 15, 2005 and shares subject to outstanding awards under the 2001 Plan that, on or after such date, cease for any reason to be subject to such awards (other than reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares). Stock-based awards granted under the 2005 Plan have a seven-year maximum contractual term. As of March 31, 2012, there were 1,270,491 shares available for issuance under the 2009 Plan and 484,817 shares available for issuance under the 2005 Plan.

The 2009 Plan and the 2005 Plan (the "Plans") are administered by the Compensation Committee of the Company's Board of Directors, which has the authority to determine which officers, directors, and employees are awarded options or share awards pursuant to the Plans and to determine the terms of the awards. Grants may consist of treasury shares or newly issued shares. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. The exercise price of a stock option or other equity-based award is equal to the closing price of the Company's common stock on the date of grant. The Company generally awards non-qualified options, but the Plans permit the issuance of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Holders of options do not participate in dividends, if any, until after the exercise of the award. RSUs are equity settled stock-based compensation arrangements of a number of shares of the Company's common stock. RSU holders do not participate in dividends, if any, nor do they have voting rights until the restrictions lapse.

Stock Option Activity

During the fiscal years ended March 31, 2010, 2011, and 2012, the Company granted 950,050, 297,500, and 300,706 stock options, respectively, with a weighted average exercise price of $19.04, $34.75, and $49.95, respectively. The weighted average fair values of the stock option grants are listed in the stock option valuation section below. During the fiscal years ended March 31, 2010, 2011, and 2012, participants exercised 11,500, 605,641, and 887,755 options for a total intrinsic value of $0.1 million, $9.8 million, and $27.1 million, respectively. Intrinsic value is calculated as the number of shares exercised times the Company's stock price at exercise less the exercise price of the option.

In September 2009, certain members of the Company's senior management and Board of Directors voluntarily surrendered an aggregate of 830,025 stock options (both vested and unvested) having exercise prices between $51.56 per share and $60.60 per share. The individuals who surrendered options received no consideration in return, and were not promised any consideration in return, such as future equity grants to replace the surrendered options. The Company does not plan to vary its equity grant practices as a result of this cancellation. The Company accelerated the remaining expense on these cancelled awards, which resulted in pre-tax charges of approximately $0.7 million recorded in cost of services, $0.1 million recorded in member relations and marketing, and $1.1 million recorded in general and administrative expense during the fiscal year ended March 31, 2010. This cancellation resulted in the reversal of $4.7 million of deferred tax assets that would no longer be realized. The reversal of these deferred tax assets resulted in a decrease to additional paid-in capital as the Company has a sufficient pool of excess tax benefits.

Restricted Stock Unit Activity

During the fiscal years ended March 31, 2010, 2011, and 2012, the Company granted 76,500, 266,314, and 232,350 RSUs, respectively. The valuation of RSUs is determined as the fair market value of the underlying shares on the date of grant. The weighted average grant date fair value of RSUs granted for the fiscal years ended March 31, 2010, 2011, and 2012 was $18.52, $33.85, and $49.62, respectively. During the fiscal years ended March 31, 2010, 2011, and 2012, participants vested in 115,236, 119,820, and 113,084 RSUs, respectively, for a total intrinsic value of $3.6 million, $5.4 million, and $7.2 million, respectively. Intrinsic value is calculated as the number of shares vested times the Company's closing stock price at the vesting date. Of the 113,084 RSUs vested in the fiscal year ended March 31, 2012, 37,831 shares were withheld to satisfy minimum employee tax withholding.

There were 448,320 RSUs outstanding as of March 31, 2012. During the fiscal year ended March 31, 2012, 3,055 RSUs were forfeited. The weighted average fair value of RSUs granted during the fiscal year ended March 31, 2012 was $49.62, the majority of which vest in four equal annual installments on the anniversary of the grant date.

The following table summarizes the changes in RSUs during the fiscal years ended March 31, 2010, 2011, and 2012 for all of the stock incentive plans described above.

	Year Ended March 31,					
	2010		2011		2012	
	Number of RSUs	Weighted Average Grant Date Fair Value	Number of RSUs	Weighted Average Grant Date Fair Value	Number of RSUs	Weighted Average Grant Date Fair Value
Non-vested, beginning of year	247,501	$ 47.97	205,615	$36.47	332,109	$34.67
Granted	76,500	$ 18.52	266,314	$33.85	232,350	$49.62
Forfeited	(3,150)	$ 48.86	(20,000)	$35.32	(3,055)	$47.06
Vested	(115,236)	$ 48.93	(119,820)	$35.83	(113,084)	$37.83
Non-vested, end of year	205,615	$ 36.47	332,109	$34.67	448,320	$41.53

Employee Stock Purchase Plan

The Company sponsors an employee stock purchase plan ("ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 15% of their eligible compensation to purchase shares of the Company's common stock. Under the ESPP, shares of the Company's common stock may be purchased at the end of each fiscal quarter at 95% of the closing price of the Company's common stock. A total of 842,000 shares of the Company's common stock are authorized under the ESPP. As of March 31, 2012, a total of 751,890 shares were available for issuance under the ESPP. During the fiscal years ended March 31, 2010, 2011, and 2012, the Company issued 5,573, 4,336, and 3,342 shares, respectively, under the ESPP at an average price of $26.68, $44.23, and $66.33 per share, respectively. The compensation expense related to the ESPP recorded in the fiscal years ended March 31, 2010, 2011, and 2012 was not material.

Valuation Assumptions and Equity Based Award Activity

As discussed in Note 2, "Summary of significant accounting policies," determining the estimated fair value of stock-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares, and forfeiture rates of the awards.

Stock Option Valuation

The Company calculates the fair value of all stock option awards, with the exception of the stock options issued with market-based conditions, on the date of grant using the Black-Scholes model. The expected term for its stock options was determined through analysis of historical data on employee exercises, vesting periods of awards, and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury bonds issued with life terms similar to the expected life of the grant. Volatility is calculated based on historical volatility of the daily closing price of the Company's common stock continuously compounded with a look back period similar to the terms of the expected life of the grant. The Company has not declared or paid any cash dividend on its common stock since the closing of its initial public offering and does not currently anticipate declaring or paying any cash dividends. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition, cash requirements, and contractual restrictions.

The following average key assumptions were used in the valuation of stock options granted in each respective period:

	Year Ended March 31,		
	2010	2011[1]	2012
Stock option grants:			
Risk-free interest rate	1.44%–2.19%	0.8%–2.56%	0.66%–2.22%
Expected lives in years	4.0	3.9	4.2
Expected volatility	35.8%–41.9%	36.7%–42.1%	36.7%–41.6%
Dividend yield	0.0%	0.0%	0.0%
Weighted average exercise price of options granted	$ 19.04	$ 34.75	$ 49.95
Weighted average grant date fair value of options granted	$ 6.01	$ 11.27	$ 16.48
Number of shares granted	950,050	297,500	300,706

(1) Includes 45,000 stock options that were issued with market-based conditions to a director. The Company calculated the fair value of these stock option awards on the date of grant at $9.82 per share using a lattice option-pricing model. The significant assumptions used were as follows: risk-free interest rate of 1.71%; expected term of 3.3 years; expected volatility of 38.35%; dividend yield of 0.0%; and a weighted average exercise price of $34.27 per share.

The following table summarizes the changes in common stock options during the fiscal years ended March 31, 2010, 2011, and 2012 for all of the stock incentive plans described above.

	Year Ended March 31,					
	2010		2011		2012	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,835,765	$42.73	2,868,865	$31.81	2,529,599	$32.79
Granted	950,050	19.04	297,500	34.75	300,706	49.95
Exercised	(11,500)	18.58	(605,641)	29.35	(887,755)	34.96
Forfeited	(75,085)	47.37	(31,125)	43.15	(36,436)	40.65
Cancellations	(830,365)	53.14	—	—	—	—
Outstanding, end of year	2,868,865	$31.81	2,529,599	$32.79	1,906,114	$34.09[1]
Exercisable, end of year					962,247	$35.82[2]

(1) The weighted average remaining contractual term for the fiscal year ended March 31, 2012 is approximately 3 years and the aggregate intrinsic value is $104.0 million.

(2) The weighted average remaining contractual term for the fiscal year ended March 31, 2012 is approximately 2 years and the aggregate intrinsic value is $50.8 million.

The aggregate intrinsic value shown in the table above is the sum of the amounts by which the quoted market price of the Company's common stock exceeded the exercise price of the options as of March 31, 2012, for those options for which the quoted market price was in excess of the exercise price. This amount changes over time based on changes in the fair market value of the Company's common stock. During the fiscal years ended March 31, 2010, 2011, and 2012, 173,413, 311,990, and 364,591 options, respectively, vested with fair values of $1.7 million, $2.5 million, and $3.0 million, respectively.

The following table summarizes the exercise prices and contractual lives of all options outstanding under the stock incentive plans described above as of March 31, 2012:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life—Years
$ 10.00–$19.99	506,493	$18.52	2.8
20.00– 29.99	79,500	27.26	2.6
30.00– 39.99	683,214	34.10	2.7
40.00– 49.99	583,157	46.40	3.3
50.00– 59.99	48,750	55.90	6.2
60.00– 69.99	5,000	68.11	4.7
$10.00–$69.99	1,906,114	$34.09	3.0

Valuation for Restricted Stock Units

RSUs are valued at the grant date closing price of the Company's common stock as reported by The NASDAQ Stock Market LLC ("NASDAQ").

Valuation for Employee Stock Purchase Rights

The value of employee stock purchase rights for shares of stock purchased under the ESPP is determined as the fair market value of the underlying shares on the date of purchase as determined by the closing price of the Company's common stock as reported by NASDAQ, less the purchase price, which is 95% of the closing price of the Company's common stock. The ESPP enrollment begins on the first day of the quarter. Stock purchases occur on the last day of the quarter, with only eligible employee payroll deductions for the period used to calculate the shares purchased. There is no estimate of grant date fair value or estimated forfeitures, since actual compensation expense was recorded in the period on the purchase date. The fair value of employee stock purchase rights is equivalent to a 5% discount of the purchase date closing price.

Forfeitures

Forfeitures are estimated based on historical experience at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term and can range from six months to four years. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods. The Company analyzes forfeiture rates using four separate groups. In the fiscal year ended March 31, 2012, the Company decreased its estimated forfeiture rate for the general employee group from 20% to 15%. Forfeiture rates for the remaining groups are 0%, 1%, and 5% for members of the Company's Board of Directors and two separate groups of executives based on seniority, respectively.

Compensation Expense

The Company recognized stock-based compensation expense in the following consolidated statements of income line items for stock options and RSUs and for shares issued under the Company's ESPP, for the fiscal years ended March 31, 2010, 2011, and 2012 (in thousands, except per share amounts):

	Year Ended March 31,		
	2010	2011	2012
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 3,930	$ 2,763	$ 3,440
Member relations and marketing	2,248	1,663	2,133
General and administrative	5,974	4,366	6,413
Depreciation and amortization	—	—	—
Total costs and expenses	12,152	8,792	11,986
Operating income	(12,152)	(8,792)	(11,986)
Net income	$ (7,984)	$(5,725)	$ (7,359)
Impact on diluted earnings per share	$ (0.51)	$ (0.35)	$ (0.42)

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is shown below (in thousands):

	Year Ended March 31,		
	2010	2011	2012
Stock-based compensation expense by award type:			
Stock options	$ 6,287	$ 3,590	$ 5,072
Restricted stock units	5,857	5,202	6,914
Employee stock purchase rights	8	—	—
Total stock-based compensation	$ 12,152	$ 8,792	$11,986

As of March 31, 2012, $19.6 million of total unrecognized compensation cost related to stock-based compensation was expected to be recognized over a weighted average period of 1.5 years.

Tax Benefits

The benefits of tax deductions in excess of recognized book compensation expense are reported as a financing cash inflow in the accompanying consolidated statements of cash flows. Approximately $0, $2.6 million, and $7.6 million of tax benefits associated with the exercise of employee stock options and restricted stock units were recorded as cash from financing activities in the fiscal years ended March 31, 2010, 2011, and 2012, respectively.

Note 13. Income Taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2010	2011	2012
Current	$ 14,328	$11,202	$ 15,288
Deferred	(8,136)	(1,511)	(85)
Provision for income taxes	$ 6,192	$ 9,691	$ 15,203

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2010	2011	2012
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of U.S. federal income tax benefit	5.7	5.5	5.5
Tax-exempt interest income	(2.7)	(1.5)	(1.5)
Washington, D.C. QHTC income tax credits	(9.1)	(7.3)	(3.1)
Other permanent differences, net	5.4	3.2	2.7
Effective tax rate on continuing operations	34.3%	34.9%	38.6%

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts on the accompanying consolidated financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2011	2012
Deferred income tax assets (liabilities):		
Tax credit carryforwards	$ 7,775	$ 7,320
Deferred compensation accrued for financial reporting purposes	5,515	7,574
Stock-based compensation	6,831	7,221
Reserve for uncollectible revenue	1,980	2,215
Depreciation	270	—
Acquired intangibles	298	3,430
Unrealized losses on available-for-sale securities	61	—
Other	295	468
Total deferred tax assets	23,025	28,228
Capitalized software development costs	(4,584)	(7,169)
Deferred incentive compensation and other deferred charges	(2,901)	(3,783)
Unrealized gains on available-for-sale securities	—	(654)
Depreciation	—	(1,712)
Total deferred tax liabilities	(7,485)	(13,318)
Net deferred income tax assets	$15,540	$14,910

In estimating future tax consequences, the Company generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. The effect of future changes in existing laws or rates is not considered in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted.

The Company uses a more-likely-than-not recognition threshold based on the technical merits of the tax position taken for the financial statement recognition and measurement of a tax position. If a tax position does not meet the more-likely-than-not initial recognition threshold, no benefit is recorded in the financial statements. The Company does not currently anticipate that the total amounts of unrecognized tax benefits (of which the amount was $0 as of March 31, 2012) will significantly change within the next twelve months. The Company classifies interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes. No interest or penalties were recognized in the consolidated statements of income for the fiscal year ended March 31, 2010, 2011, or 2012. The Company files income tax returns in U.S. federal and state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations for filings in major tax jurisdictions before 2007.

Washington, D.C. Income Tax Incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the "Office of Tax and Revenue") provides regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies ("QHTC") doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that its certification as a QHTC under the New E-conomy Transformation Act of 2000 had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate was 0.0% through calendar year 2008 and 6.0% thereafter, versus 9.975% prior to this qualification. Under that Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits. As of March 31, 2012, the Company has $11.3 million of Washington, D.C. tax credits with expiration dates ranging from 2018 to 2022.

Note 14. Stockholders' Equity

In April 2008, the Company's Board of Directors authorized an increase in its cumulative share repurchase program to $350 million of the Company's common stock. The Company repurchased 146,179 shares, 188,930 shares, and 111,719 shares of its common stock at a total cost of approximately $4.0 million, $8.3 million, and $6.6 million in the fiscal years ended March 31, 2010, 2011, and 2012, respectively, pursuant to its share repurchase program. All repurchases to date have been made in the open market. No minimum number of shares subject to repurchase has been fixed and the share repurchase authorization has no expiration date. As of March 31, 2012, the remaining authorized repurchase amount was $27.1 million.

As of March 31, 2011 and 2012, the Company had repurchased 7,520,671 and 7,632,390 shares of the Company's common stock, respectively, at a total cost of $316.3 million and $322.9 million, respectively. Of these repurchased shares, 1,000,000 shares had been retired as of March 31, 2012.

Note 15. Accumulated Other Comprehensive Income

The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the accompanying consolidated balance sheets are composed solely of net unrealized gains and losses on marketable securities net of applicable income taxes.

Note 16. Commitments and Contingencies

Operating Leases

The Company leases its headquarters space (the "Lease") under an operating lease that expires in 2019. Leasehold improvements related to the Lease are depreciated over the term of the Lease and totaled approximately $10.0 million, net, and $16.0 million, net, as of March 31, 2011 and 2012, respectively. The terms of the Lease contain provisions for rental escalation, and the Company is required to pay its portion of executory costs such as taxes, insurance, and operating expenses. The Company leases (under operating leases) regional office spaces in Austin, Texas; Nashville, Tennessee; Vernon Hills, Illinois; San Francisco, California; Ann Arbor, Michigan; and London, England. The Company also leases office space in Chennai, India through its Indian subsidiary, ABCO Advisory Services India Private Ltd. The

Texas lease expires in October 2019, the Tennessee lease in September 2017, the Illinois lease in September 2014, the California lease in November 2012, the Michigan lease in December 2012, the England lease in August 2012, and the India lease in December 2016. The Company recognized rental and executory expenses of $9.3 million, $9.4 million, and $11.9 million in the fiscal years ended March 31, 2010, 2011, and 2012, respectively, related to these leases.

The following table details the future minimum lease payments under the Company's current leases, excluding rental escalation and executory costs (in thousands):

Year Ending March 31,	
2013	$ 9,375
2014	9,644
2015	9,394
2016	9,317
2017	9,150
Thereafter	18,602
Total	$65,482

Purchase Obligations

The Company has entered into an agreement for the purchase of software development services, which is not cancelable. As of March 31, 2012, purchases of $1.5 million had been made under this arrangement. The Company's remaining obligation in connection with this agreement continues through November 2013, and the payments expected to be made under this agreement total $1.5 million during that period.

Benefit Plan

The Company sponsors a defined contribution 401(k) plan (the "401(k) Plan") for all employees who have reached the age of 21. The Company provides discretionary contributions in the range of 0% to 100%, which percentage is determined by the Company after the end of the applicable plan year, of an employee's contribution up to a maximum of 4% of base salary. During the period from March 1, 2009 to December 31, 2009, the Company suspended its discretionary contributions to the 401(k) Plan. Contributions to the 401(k) Plan for the fiscal years ended March 31, 2010, 2011, and 2012 were approximately $0.3 million, $2.2 million, and $2.9 million, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is currently not a party to, and its property is not subject to, any material legal proceedings.

Note 17. Segments and Geographic Areas

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company contains two operating segments as of March 31, 2012. Both segments have similar economic characteristics, provide similar products and services sold to the same or very similar customers, and have similar sales and distribution procedures. Consequently, the Company has one reportable segment for financial statement purposes.

Substantially all of the Company's identifiable assets are located in the United States. Disclosed in the following table is revenue information for each geographic area for the years ended March 31, 2010, 2011, and 2012 (in thousands):

	Year Ended March 31,		
	2010	2011	2012
United States	$222,676	$273,464	$357,937
Other countries	9,934	9,975	12,408
Total revenue	$232,610	$283,439	$370,345

Note 18. Quarterly Financial Data (Unaudited)

Unaudited summarized financial data by quarter for the fiscal years ended March 31, 2011 and 2012 is as follows (in thousands, except per share amounts):

	Fiscal 2011 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$64,820	$69,431	$73,605	$ 75,583
Operating income	6,571	6,914	5,643	6,778
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	6,792	7,491	6,123	7,366
Net income from continuing operations	4,349	4,800	3,924	5,006
Net income from discontinued operations	244	84	10	107
Net income	$ 4,593	$ 4,884	$ 3,934	$ 5,113
Earnings per share:				
Basic	$ 0.30	$ 0.31	$ 0.25	$ 0.32
Diluted	$ 0.29	$ 0.30	$ 0.24	$ 0.30

	Fiscal 2012 Quarter Ended			
	June 30,	September 30,	December 31,	March 31,
Revenue	$79,937	$91,467	$98,458	$100,483
Operating income	5,132	7,830	12,510	10,887
Income from continuing operations before provision for income taxes and equity in loss of unconsolidated entity	5,929	8,278	14,135	11,051
Net income from continuing operations	3,709	5,174	7,912	6,057
Net income from discontinued operations	162	29	140	2,110
Net income	$ 3,871	$ 5,203	$ 8,052	$ 8,167
Earnings per share:				
Basic	$ 0.24	$ 0.32	$ 0.49	$ 0.49
Diluted	$ 0.23	$ 0.30	$ 0.46	$ 0.46

Note 19. Subsequent Events

On May 1, 2012, the Company's Board of Directors approved a two-for-one split of the Company's common stock to be effected in the form of a stock dividend. As a result of this action, one additional share will be issued on June 18, 2012 for each share held by stockholders of record at the close of business on May 31, 2012. The stock split will not have an impact on the Company's consolidated financial position or results of operations. Share and per share amounts included herein have not been restated to reflect the impact of the future stock split.

Report of Management's Assessment of Internal Control Over Financial Reporting

The Advisory Board Company and Subsidiaries

Management is responsible for the preparation and integrity of our consolidated financial statements appearing in our Annual Report. Our consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in our consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of our consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Employees, Code of Business Conduct and Ethics for Members of the Board of Directors and Code of Ethics for Finance Team Members. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent registered public accounting firm to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2012 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting, which is included herein.

Robert W. Musslewhite
Chief Executive Officer and Director
May 30, 2012

Michael T. Kirshbaum
Chief Financial Officer and Treasurer
May 30, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
The Advisory Board Company and Subsidiaries

We have audited The Advisory Board Company and subsidiaries' internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Advisory Board Company and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Advisory Board Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2012 of The Advisory Board Company and subsidiaries and our report dated May 30, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
May 30, 2012

Corporate Information

Annual Report on Form 10-K and Investor Contact

The information in this annual report is a summary and should be considered along with the Company's Annual Report on Form 10-K for the year ending March 31, 2012.

A copy of the Company's Form 10-K for the year ending March 31, 2012, filed with the Securities and Exchange Commission, is available without charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Michael T. Kirshbaum, Chief Financial Officer, at The Advisory Board Company, 2445 M Street, NW, Washington, DC 20037.

Common Stock Dividend Information

The common stock of The Advisory Board Company has been traded on the Nasdaq Stock Market under the symbol ABCO since the initial public offering on November 12, 2001. As of July 18, 2012, there were approximately 8,500 holders of the common stock, including seven stockholders of record. The Company has not declared or paid any cash dividends on the common stock since the closing of its initial public offering, and it does not anticipate declaring or paying cash dividends in the foreseeable future. The timing and amount of future cash dividends, if any, is periodically evaluated by the Company's Board of Directors and would depend upon, among other factors, the Company's earnings, financial condition and cash requirements.

Corporate Office

The Advisory Board Company
2445 M Street, NW
Washington, DC 20037
202-266-5600
www.advisory.com

Registrar and Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
800-937-5449

Independent Registered Accountant

Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

This table sets forth, for the periods indicated, the high and low sales prices per share of the Company's common stock as reported on the Nasdaq Stock Market adjusted to reflect the Company's two-for-one stock split of its common stock completed on June 18, 2012.

	High	Low
Fiscal year ending March 31, 2011		
First Quarter	$22.07	$15.83
Second Quarter	$22.49	$19.87
Third Quarter	$25.34	$22.08
Fourth Quarter	$26.41	$23.22
Fiscal year ending March 31, 2012		
First Quarter	$29.70	$22.71
Second Quarter	$34.10	$25.19
Third Quarter	$37.68	$28.72
Fourth Quarter	$45.03	$36.04

Board of Directors

Sanju K. Bansal ‡
Director
Vice Chairman of the Board, Executive Vice President, and Chief Operating Officer, MicroStrategy Incorporated

Peter J. Grua † ‡
Director
Partner, HLM Venture Partners

Kelt Kindick* † ‡
Lead Director
Chief Financial Officer, Bain & Company

Robert W. Musslewhite
Director
Chief Executive Officer, The Advisory Board Company

Mark R. Neaman* ‡
Director
President and Chief Executive Officer, NorthShore University HealthSystem

Leon D. Shapiro †‡
Director
Independent Consultant

Frank J. Williams
Chairman
Chief Executive Officer, Evolent Health, Inc.

LeAnne M. Zumwalt* ‡
Director
Group Vice President, DaVita, Inc.

* Member of the Audit Committee of the Board of Directors
† Member of the Compensation Committee of the Board of Directors
‡ Member of the Governance Committee of the Board of Directors

Executive Officers and Senior Management

Robert W. Musslewhite
Chief Executive Officer

David L. Felsenthal
President

Martin D. Coulter
Executive Vice President

John A. Deane
Chief Executive Officer, Southwind

Christopher B. Denby
Executive Director

Evan R. Farber
General Counsel and Corporate Secretary

Scott M. Fassbach
Chief Research Officer and General Manager Education

James L. Field
President, Research and Insights

Michael T. Kirshbaum
Chief Financial Officer

Matthew S. Klinger
Senior Vice President

Nicole D. Latimer
Executive Director

Michelle S. McGee
Executive Director

Cormac F. Miller
Executive Vice President

Charles W. Roades
Chief Research Officer, Health Care

Paul W. Roscoe
Chief Executive Officer, Crimson

Scott A. Schirmeier
Executive Vice President

Richard A. Schwartz
Executive Vice President

Franziska R. Shaw
Executive Director

Adam R. Spiegel
Chief Marketing Officer

Mary D. Van Hoose
Chief Talent Officer

The Advisory Board Company
2445 M Street NW, Washington DC 20037
P 202.266.5600 | F 202.266.5700
advisory.com

Washington DC | Ann Arbor | Austin | Chennai | Chicago | London | Nashville | San Francisco